

WE ARE txi

2008 Annual Report

MISSION **STATEMENT AND GOALS**

"WE WILL BUILD VALUE BY BEING THE MOST EFFICIENT SUPPLIER OF CEMENT, AGGREGATE AND CONCRETE PRODUCTS. WE WILL CONTINUE TO GROW THROUGH INNOVATION AND GEOGRAPHIC DIVERSIFICATION."

COMPANY **PROFILE**

TXI is a leading supplier of cement, aggregate and consumer product building materials. All types of construction – residential, commercial and public works – use these materials.

Our primary markets are Texas and California, the nation's most populous states and the two largest cement markets in the U.S. Texas and California also lead the nation in receiving the largest shares of federal highway construction funding. We believe population growth trends in both states will generate increasing construction activity in these markets in the years to come.

Our strategy focuses on achieving leading positions in these growth markets while maintaining a low-cost profile. TXI is the largest, low-cost producer of cement in Texas and, we are in the process of enhancing our market position by more than doubling production capacity at our Central Texas cement plant. With the recently completed expansion and modernization of the California cement plant, TXI is now a low-cost producer in southern California and a much larger producer of cement in the market.

TXI's aggregate, ready-mix and packaged concrete operations are leading suppliers to markets that are primarily in the Texas region. We are also the largest supplier of expanded shale and clay aggregate products west of the Mississippi River.

The long-term outlook for construction growth in Texas and California provides us with attractive expansion opportunities. In 1997, our capacity to make cement was 2 million tons per year. Today, we have increased that capacity to 6 million tons annually and are on our way to almost 8 million tons within the next three to four years. The same construction growth trends should provide expansion opportunities for our other building materials operations as well.

TABLE OF **CONTENTS**

ATTRACTIVE **LONG-TERM MARKETS**

Our long-term outlook for our primary markets of Texas and California continues to be positive. These states lead the nation in cement consumption and together they account for approximately 25% of all cement consumed in the U.S. The states are also the two largest by population and are expected to generate above average population growth rates into the future. Since population growth is the primary driver of long-term construction activity, both Texas and California should be very attractive markets for construction materials in the coming decades.

In the last decade, highway construction spending, which is the largest single source of demand for cement, has increased throughout the nation and contributed to a healthy market for building materials. With all the road construction that has occurred during this time, the highway systems in Texas and California are still in great need of expansion and refurbishment.



Population growth and traffic related to trade between Mexico and the U.S. continues to create demand for new roadway construction in Texas. The California highway system is in dire need of expansion and repair. During a time of generally constrained governmental budgets, regional transportation authorities in Texas are leading the way to finance and build new toll roads in the state. In California, where the state budget is particularly challenged, the state is poised to fund new road building with bond financing. The timing of the new highway construction financing in California is difficult to determine at this point, but it – and the construction – will come.

CURRENT **MARKET CONDITIONS**

The Texas economy has been quite resilient compared to most other areas of the nation. As a result, overall construction activity in the Texas market has continued to generate high levels of cement consumption despite the significant drop in residential building activity.

During fiscal year 2008, cement consumption in Texas was approximately 17 million tons while capacity within the state to make cement equaled about 12 million tons. As a result, about 5 million tons of imported cement was required to satisfy the needs of construction in the state. Shipping costs – and cement production costs elsewhere in the world due to increased energy costs – continued to remain high, making the importation of cement into the U.S. a very low margin opportunity, adding stability to the demand and supply outlook for the state.

Recent California economic conditions have been much different than in Texas. The severe decline in residential building in the state has resulted in a reduction of overall construction activity. Cement consumption has fallen accordingly, but quantities of imported cement, for reasons already mentioned, have dropped as well. We are fortunate to be replacing the old California plant with new, much more efficient capacity at this time.



MEL G. BREKHUS
PRESIDENT AND CEO

TO OUR SHAREHOLDERS

TXI's California cement plant modernization and expansion project was completed in May 2008. This is the first, and most important, step in our strategy of expanding cement production capacity and improving production efficiencies across all product lines.

The second step, expanding our Central Texas cement plant, is well underway with construction scheduled for completion in about a year and a half. Additional projects to incrementally increase production at TXI's North Texas cement plant and improve production efficiencies at other facilities are also on-going.

Results for fiscal year 2008 were mediocre at best. Net income for the year of $87 million trailed 2007 net income of $101 million. Poor production and cost performance at the old cement plant in California, that has now been replaced, were the main causes of the decline in earnings. Total cement shipments and average realized cement prices were slightly below those of 2007. Increased energy and maintenance costs at our Texas cement plants contributed to the decline in income. On the other hand, operating profit from our aggregate operations improved significantly as a result of our efforts to rebuild the capital base and improve efficiencies in this segment over the last two years. It is also a measure of our level of expectations that we consider the fifth best year for net income in the Company's history as mediocre — but it was.

Our long-term strategy remains intact. Texas and California should be very attractive construction markets over the long-term. Our projects to add new cement production will not only increase our market presence in both states but improve our cost structure as well. We continue to take action to improve results in our aggregate and concrete segments.

WE ARE | **SUPPLYING ATTRACTIVE LONG-TERM MARKETS**

Texas and California are TXI's primary markets. They are the two largest cement-consuming states in the nation and have been for decades. Expected population growth in both states should continue to drive cement consumption higher in the coming decades.


N
W
E
S


NEW CALIFORNIA CEMENT PLANT

WE ARE | **EXPANDING CAPACITY**

TXI is on course to increase annual cement production capacity from 5 million tons to almost 8 million tons. The recent California cement expansion added 1 million tons of capacity and two projects in Texas will add the remaining production.


STONE PLANT IN OKLAHOMA


CENTRAL TEXAS CEMENT PLANT UNDER CONSTRUCTION

TONS



WE ARE | **IMPROVING EFFICIENCIES**

TXI's cement capacity additions are designed to improve production efficiencies, particularly in the important areas of energy usage and labor utilization. Efficiency projects have also strengthened the competitive position of TXI's aggregate and concrete operations.

PRODUCTION EFFICIENCY **IS CRITICAL**

Fuel, food and other commodities have all increased dramatically in recent months while economic activity in the United States has slowed. This presents a challenging environment and reinforces the importance of TXI's strategic focus on improving production efficiencies.

Our California cement project is extremely important in this regard. The new plant replaces production equipment that is at least 50 years old and very inefficient. Today, with the new plant in place, a ton of cement can be produced with about 120 kWh per ton instead of the 170 kWh required by the old plant. This is an improvement of roughly 30% in efficiency. Fuel, labor and repair and maintenance cost improvements of a similar magnitude should be obtained as well.

The new equipment also increases the California cement plant annual capacity by one million tons. Bringing on additional capacity in a weak construction market will be challenging, but our much improved cost structure places us in a strong position to compete effectively. We expect that the efficiency improvements of the new plant by themselves will drive significantly better financial results in California. Additional shipments from the increased capacity will provide an opportunity to add to the bottom line.

The Central Texas cement plant expansion will add 1.4 million tons of annual production capacity to an already efficient plant that currently makes .9 million tons of cement per year. While most of the financial benefit from the project is expected to come from increased shipments, significant synergies and efficiency improvements are expected to be obtained just by increasing the scale of production at the plant. This new capacity is expected to come online in about a year and a half.

Over the next three years, we also expect to incrementally add approximately 500,000 additional tons of annual cement production capacity to our North Texas cement plant. This capacity increase will take place as we upgrade and expand various parts of the plant in order to remove production bottlenecks. The additional production will require minimal capital relative to our other two cement projects. The incremental nature of the new tons will also lower our overall average cost of production at the plant.

Excluding large one-time income generating transactions, operating profit for TXI's aggregate segment set a record in 2008. Stone, sand and gravel shipments were level with those of a year ago and prices increased 6%. The operations benefited from the deployment of efficiency enhancing new capital to replenish older production equipment and expand distribution facilities. During the spring, TXI sold its sand & gravel operations in South Louisiana, generating a pretax gain of $10 million. Both the capital program and the sale reflect a continued focus on improving TXI's long-term competitive position and cost structure in aggregates.

Consumer product segment results improved during 2008 despite the marked increase in diesel costs and a challenging residential construction environment. Shipments of ready-mix concrete increased 5% while improved prices kept pace with increased material costs. The segment continued to show strong results in the areas of labor efficiency and truck utilization.

WE ARE | FOCUSED

In last year's shareholder letter, I stated that TXI's goal was to be in position to generate an overall EBIT margin (defined as earnings before interest and taxes divided by net sales) for fiscal year 2009 of greater than 20%. We are poised to realize improved financial results in California due to our much improved cost structure. Our aggregate operations have improved markedly and we expect to realize better returns in that segment. We do have price increase announcements and other mechanisms in place in an attempt to recover increased energy costs. However, all these may not be enough to offset the impact of higher energy costs across all our businesses and the more challenging market environments, especially in California.

We do intend to show marked improvement compared to 2008's EBIT margin of 11% though. And we will also continue with the expansion of TXI's Central Texas cement plant, the next significant step in growing and improving TXI. It may take a little longer to attain our profitability target of an EBIT margin greater than 20%, but be assured that all 2,500 employees of your company know that target and are focused on building value for our shareholders.

2008 FINANCIAL INFORMATION

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES



FINANCIAL TABLE OF CONTENTS



SELECTED FINANCIAL DATA

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

($ In thousands except per share)	2008	2007	2006	2005	2004
FOR THE YEAR					
Net sales	$1,028,854	$ 996,250	$ 943,922	$ 834,803	$ 767,179
Earnings					
Income (loss) from continuing operations	87,414	100,907	(589)	45,444	42,277
Income (loss) from discontinued operations	—	—	8,691	79,079	(4,378)
Cumulative effect of accounting change	—	—	—	—	(1,551)
Net income	87,414	100,907	8,102	124,523	36,348
Capital expenditures	312,525	317,658	110,245	46,178	15,887
PER SHARE INFORMATION					
Earnings per share (diluted)					
Income (loss) from continuing operations	$ 3.14	$ 3.80	$ (.03)	$ 1.99	$ 1.96
Income (loss) from discontinued operations	—	—	.38	3.46	(.20)
Cumulative effect of accounting change	—	—	—	—	(.07)
Net income	3.14	3.80	.35	5.45	1.69
Cash dividends	.30	.30	.30	.30	.30
Book value	29.70	26.66	19.76	40.81	35.94
YEAR END POSITION					
Total assets	$1,514,959	$1,262,236	$1,080,570	$2,194,454	$1,944,133
Net working capital	171,714	127,856	283,924	372,849	269,314
Long-term debt	401,880	274,416	251,505	603,126	598,412
Convertible subordinated debentures	—	—	159,725	199,937	199,937
Shareholders' equity	816,513	728,482	473,064	927,567	761,984
Return on average common equity	11.3%	18.1%	1.8%	14.7%	5.0%
OTHER INFORMATION					
Diluted average common shares outstanding (in 000's)	27,860	27,684	23,071	22,835	21,572
Common stock prices					
High	$ 93.80	$ 88.22	$ 74.75	$ 69.01	$ 38.79
Low	45.38	43.39	45.62	36.24	21.11

On July 29, 2005, we completed the spin-off of our steel segment in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral Steel Company common stock for each share of our common stock that was owned on July 20, 2005. The results of operations of the steel segment prior to the spin-off are presented as discontinued operations. See note entitled "Discontinued Operations" in the Notes to Consolidated Financial Statements.

Stock prices prior to July 29, 2005, the last trading day before the spin-off of Chaparral Steel Company, have not been adjusted for the value of the distribution.

General

We are a leading supplier of heavy construction materials in the United States through our three business segments: cement, aggregates and consumer products. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our consumer products segment. Other products include expanded shale and clay aggregates, produced and sold through our aggregates segment, and packaged concrete and related products, produced and sold through our consumer products segment.

Our facilities are concentrated primarily in Texas, Louisiana and California. In May 2008, we completed construction on a project to expand and modernize our Oro Grande, California cement plant at a total project cost of approximately $427 million, excluding capitalized interest related to the project. We constructed approximately 2.3 million tons of advanced dry process annual cement production capacity, and retired the 1.3 million tons of existing, but less efficient, production.

In October 2007, we commenced construction on a project to expand our Hunter, Texas cement plant. We are expanding the Hunter plant by approximately 1.4 million tons of advanced dry process annual cement production capacity. The 900,000 tons of existing production will remain in operation. We currently expect the Hunter project will cost from $325 million to $350 million, excluding capitalized interest related to the project. We currently expect to begin the startup and commissioning process during the winter of fiscal year 2010.

We own long-term reserves of the primary raw materials for the production of cement and aggregates. Our business requires large amounts of capital investment, energy, labor and maintenance. Our corporate administrative, financial, legal, environmental, human resources and real estate activities are not allocated to operations and are excluded from operating profit.

On July 29, 2005, we spun off 100% of Chaparral Steel Company, our steel manufacturing subsidiary, to our stockholders in a pro-rata, tax-free dividend of one share of Chaparral common stock for each share of our common stock. We have reported the historical results of our steel operations as discontinued operations in our financial statements. See note entitled "Discontinued Operations" in the Notes to Consolidated Financial Statements. Because we no longer own any interest in Chaparral or its steel operations, we have omitted any discussion of the steel operations from our Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Results of Operations

The following table highlights certain operating information relating to our products.

Year Ended May 31, *(In thousands except per unit)*	2008	2007	2006
Sales			
Cement	$ 468,673	$ 482,379	$ 447,594
Stone, sand and gravel	162,582	155,562	153,480
Ready-mix concrete	310,652	278,067	265,254
Other products	132,606	119,798	118,555
Interplant	(130,461)	(118,406)	(121,127)
Delivery fees	84,802	78,850	80,166
Net sales	$1,028,854	$ 996,250	$ 943,922
Shipments			
Cement (tons)	5,035	5,074	5,136
Stone, sand and gravel (tons)	21,851	22,114	25,246
Ready-mix concrete (cubic yards)	3,844	3,665	3,830
Prices			
Cement ($/ton)	$ 93.07	$ 95.06	$ 87.14
Stone, sand and gravel ($/ton)	7.44	7.03	6.08
Ready-mix concrete ($/cubic yard)	80.83	75.87	69.25
Cost of sales			
Cement ($/ton)	$ 70.85	$ 63.08	$ 63.65
Stone, sand and gravel ($/ton)	6.16	5.67	5.23
Ready-mix concrete ($/cubic yard)	76.36	71.92	67.69

Fiscal Year 2008 Compared to Fiscal Year 2007

Gross profit for fiscal year 2008 was $193.8 million, a decrease of $42.3 million from the prior fiscal year. Average prices for our stone, sand and gravel improved. Average prices and volumes for our ready-mix concrete products improved. These improvements were offset by production inefficiencies at our old Oro Grande, California cement plant and higher maintenance costs in our cement operations and higher fuel and transportation costs in all of our operations.

Sales. Net sales for fiscal year 2008 were $1,028.9 million, an increase of $32.6 million from the prior fiscal year. Total cement sales decreased $13.7 million on 2% lower average prices and 1% lower shipments. Total stone, sand and gravel sales increased $7.0 million on 6% higher average prices and 1% lower shipments. Total ready-mix concrete sales increased $32.6 million on 7% higher average prices and 5% higher volumes.

Our Texas market area accounted for approximately 82% of our net sales in fiscal year 2008 and 78% of our net sales in fiscal year 2007. Average prices and shipments for our major products in our Texas market area were either comparable or higher than the prior fiscal year. The decline in overall average prices for cement from the prior year is due primarily to a shift in the mix of cement products and markets.

Cost of Products Sold. Cost of products sold for fiscal year 2008 was $835.0 million, an increase of $74.9 million from the prior fiscal year. Cement unit costs increased 12% primarily as a result of the production inefficiencies at our old Oro Grande, California cement plant and higher maintenance, fuel and transportation costs. Energy costs representing 34% of total cement unit costs and maintenance representing 25% of total cement unit costs increased 8% and 27%, respectively. Stone, sand and gravel overall unit costs increased 9% primarily as a result of higher fuel and transportation costs. Ready-mix concrete unit costs increased 6% primarily as a result of higher raw material costs, as well as higher distribution and transportation costs.

Selling, General and Administrative. Selling, general and administrative expense for fiscal year 2008 was $96.2 million, a decrease of $11.9 million from the prior fiscal year. Operating selling, general and administrative expense for fiscal year 2008 was $62.3 million, a decrease of $600,000 from the prior fiscal year. The decrease was primarily the result of $5.9 million lower incentive compensation expense offset in part by $1.2 million higher wages and benefits, $1.5 million higher insurance expense, $900,000 higher provisions for bad debts and $1.6 million higher general expenses. Corporate selling, general and administrative expense for fiscal year 2008 was $33.9 million, a decrease of $11.3 million from the prior fiscal year. The decrease was primarily the result of $2.9 million lower incentive compensation expense and $11.8 million lower stock-based compensation, offset in part by $3.5 million higher retirement expense. Our incentive plans are based on financial performance. Our stock-based compensation includes awards expected to be settled in cash the expense for which is based on the average stock price at the end of each period until the awards are paid. The impact of changes in our stock price during 2008 reduced stock-based compensation $12.5 million. The increase in retirement expense in 2008 was primarily the result of recognized actuarial losses related to our defined benefit plans and increased contributions to our defined contribution plans.

Other Income. Other income for fiscal year 2008 was $31.6 million, a decrease of $5.0 million from the prior fiscal year. Operating other income for fiscal year 2008 was $27.7 million, a decrease of $800,000 from the prior fiscal year. Operating other income in fiscal year 2008 includes gains of $15.2 million from sales of property associated with our aggregate operations in south Louisiana and north Texas. In addition, operating other income includes a gain of $3.9 million from the sale of emissions credits associated with our California cement operations. Operating other income in the prior fiscal year includes $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico. Corporate other income for fiscal year 2008 was $3.9 million, a decrease of $4.2 million from the prior fiscal year. The decrease was primarily the result of $3.7 million lower interest income and $600,000 lower real estate income in fiscal year 2008.

Fiscal Year 2007 Compared to Fiscal Year 2006

Gross profit for fiscal year 2007 was $236.1 million, an increase of $59.1 million from the prior fiscal year, primarily as a result of improved pricing and lower cement unit costs.

Sales. Net sales for fiscal year 2007 were $996.3 million, an increase of $52.4 million from the prior fiscal year. Total cement sales increased $34.8 million on 9% higher average prices and 1% lower shipments. Total stone, sand and gravel sales increased $2.1 million on 16% higher average prices and 12% lower shipments. Total ready-mix concrete sales increased $12.8 million on 10% higher average prices and 4% lower volumes.

Adverse weather in the second half of fiscal year 2007 reduced shipments of all of our major products in our north Texas market area. In addition, stone, sand and gravel shipments were lower due to the expiration of a low margin, large supply contract at the beginning of our fiscal year. Average prices for our major products have continued to improve. Market conditions have continued to support our current level of pricing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Cost of Products Sold. Cost of products sold for fiscal year 2007 was $760.2 million, a decrease of $6.7 million from the prior fiscal year. Cement unit costs decreased 1%. Energy costs representing 35% of total cement unit costs decreased 8%. Stone, sand and gravel unit costs increased 8% primarily as a result of the effect on overall unit costs of lower productivity caused by the adverse weather conditions in north Texas and reduced shipments. Energy and maintenance costs representing 41% of stone, sand and gravel unit costs increased 20% and 12%, respectively. Ready-mix concrete unit costs increased 6% primarily as a result of higher cement and aggregate raw material costs.

Selling, General and Administrative. Selling, general and administrative expense for fiscal year 2007 was $108.1 million, an increase of $19.4 million from the prior fiscal year. Operating selling, general and administrative expense for fiscal year 2007 was $62.9 million, an increase of $13.3 million from the prior fiscal year. The increase was primarily the result of $3.6 million higher incentive compensation expense, $1.5 million higher wages and benefits, $1.6 million higher stock-based compensation and $2.4 million higher insurance expense. Corporate selling, general and administrative expense for fiscal year 2007 was $45.2 million, an increase of $6.1 million from the prior fiscal year. The increase was primarily the result of $4.5 million higher incentive compensation expense and $7.9 million higher stock-based compensation, offset in part by $3.8 million lower insurance expense and $2.6 million lower general expenses. Our incentive plans are based on financial performance. Stock-based compensation for fiscal year 2007 includes compensation expense related to stock options in the amount of $3.6 million as a result of our adoption, effective June 1, 2006, of SFAS No. 123R, "Share-Based Payment."

Other Income. Other income for fiscal year 2007 was $36.6 million, a decrease of $10.6 million from the prior fiscal year. Operating other income for fiscal year 2007 was $28.5 million, a decrease of $3.5 million from the prior fiscal year. Operating other income in fiscal year 2007 includes $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico. Operating other income in the prior fiscal year includes a gain of $24.0 million from the sale of real estate associated with our expanded shale and clay aggregate operations in south Texas. Corporate other income for fiscal year 2007 was $8.1 million, a decrease of $7.1 million from the prior fiscal year. The decrease was primarily the result of $3.2 million lower income from real estate and surplus corporate asset sales in fiscal year 2007 and a $3.8 million gain from the sale of an investment in the prior fiscal year.

Interest Expense

Interest expense for fiscal year 2008 was $2.5 million, a decrease of $11.6 million from the prior fiscal year. Interest capitalized in connection with our Oro Grande, California and Hunter, Texas cement plant expansion projects reduced the amount of interest expense recognized by $26.5 million in fiscal year 2008 and $12.9 million in the prior fiscal year. An additional $28.1 million in interest expense is currently estimated to be capitalized in connection with our Hunter expansion project. We expect to begin the startup and commissioning process during the winter of fiscal year 2010.

During fiscal year 2008, borrowings under our $200 million senior revolving credit facility, new $150 million senior term loan and life insurance contracts increased interest expense $8.1 million. During fiscal year 2007, all of our outstanding 5.5% convertible subordinated debentures due June 30, 2028, totaling $159.7 million at May 31, 2006, were converted or redeemed. The conversion and redemptions reduced interest expense $6.7 million in 2008 and $4.4 million in 2007 from the prior fiscal years. Also contributing to lower interest expense in fiscal year 2007 was prior year debt refinancing in connection with the spin-off of Chaparral Steel Company.

Loss on Early Retirement of Debt

Loss on debt retirements and spin-off charges for fiscal year 2006 includes a loss of $107.0 million related to the early retirement of our 10.25% senior notes and former credit facility, consisting of $96.0 million in premiums and consent payments plus transaction costs, and a write-off of $11.0 million of debt issuance costs and interest rate swap gains and losses associated with the debt purchased. We also incurred expense of $800,000 related to the May 2006 conversion of $40.2 million of convertible subordinated debentures. In addition, we incurred $5.4 million in charges related to the spin-off of Chaparral in July 2005.

Income Taxes

Our effective tax rate for continuing operations was 31.0% in 2008, 32.9% in 2007 and 93.3% in 2006. The primary reason that the effective tax rate differed from the 35% statutory corporate rate was due to additional percentage depletion that is tax deductible, the deduction for qualified domestic production activities in 2008 and 2007, offset in part by state income taxes and nondeductible stock compensation and, in 2006, spin-off and debt conversion costs that are not tax deductible. The effective rate for discontinued operations was 35.1% in 2006.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We realized a benefit of $1.2 million in 2008 and $1.1 million in 2007 but did not realize a benefit in 2006 because of a taxable loss for the year.

Effective June 1, 2007, we adopted Financial Accounting Standards Board Interpretation 48, "Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We have no significant reserves for uncertain tax positions and no adjustments to such reserves were required upon adoption of this interpretation. Interest and penalties resulting from audits by tax authorities have been immaterial and are included in income tax expense in the consolidated statements of operations.

In addition to our federal income tax return, we file income tax returns in various state jurisdictions. We are no longer subject to federal or state income tax examinations by tax authorities for years prior to 2004. Our federal income tax returns for 2004 through 2006 are currently under examination. We anticipate that the examination will be completed in fiscal year 2009, and that any adjustments that may result from this examination would not have a material effect on our financial position or results of operations.

Income from Discontinued Operations – Net of Income Taxes

As a result of the spin-off of Chaparral, the operating results of our steel segment, including the allocation of certain corporate expenses, have been presented as discontinued operations. Fiscal year 2006 includes steel operations through the July 29, 2005 spin-off date.

Critical Accounting Policies

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect management's more complex judgments and estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. We are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Recent Accounting Developments

In March 2008, the Financial Accounting Standards Board issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133." This standard applies to derivative instruments, nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. It does not change the accounting for derivatives and hedging activities, but requires enhanced disclosures concerning the effect on the financial statements from their use. This SFAS is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Currently, we do not have any instruments that would be impacted by this standard.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (revised 2007), "Business Combinations." This standard amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This SFAS is effective for us beginning June 1, 2009, and we will apply it prospectively to all business combinations subsequent to the effective date.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51." This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interest and requires the separate disclosure of income attributable to controlling and noncontrolling interests. This SFAS is effective for us beginning June 1, 2009. We do not expect that the adoption of SFAS No. 160 will have a material impact on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This standard permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This SFAS is effective for us on June 1, 2008. At this time, we do not anticipate electing to use the fair value measures permitted by this standard.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. This SFAS is effective for us beginning June 1, 2008. We do not expect that the adoption of SFAS No. 157 will have a current material impact on our consolidated financial statements.

Liquidity and Capital Resources

During 2008, to improve liquidity and provide more financial and operating flexibility, we entered into a term credit agreement that provided for an unsecured $150 million senior term loan maturing through August 15, 2012. In addition, we elected to receive $103.9 million in distributions and policy surrenders from life insurance contracts purchased in connection with certain of our benefit plans. These distributions represent substantially all the distributions available to us.

In addition to cash and cash equivalents of $39.5 million at May 31, 2008, our sources of liquidity include cash from operations and borrowings available under our $200 million senior revolving credit facility.

Senior Revolving Credit Facility. On August 15, 2007, we amended and restated our June 30, 2005 credit agreement. The amended and restated credit agreement continues to provide for a $200 million senior revolving credit facility, but the credit facility is no longer secured and the principal amount may be increased by up to an additional $100 million at our option, provided that the lenders that are parties to the amended and restated credit agreement and such additional lenders as are invited by us and approved by the administrative agent provide commitments for the additional principal amount. The credit facility expires on August 15, 2012. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. No borrowings were outstanding at May 31, 2008; however, $26.0 million of the facility was utilized to support letters of credit. Amounts drawn under the facility bear interest either at the LIBOR rate plus a margin of .75% to 2%, or at a base rate (which is the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on our leverage ratio. Commitment fees are payable currently at an annual rate of .25% on the unused portion of the facility. All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. We may terminate the facility at any time.

The credit facility contains covenants restricting, among other things, prepayment or redemption of the senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. We were in compliance with all of these loan covenants as of May 31, 2008.

Term Credit Agreement. On March 20, 2008, we entered into a term credit agreement that provided for an unsecured $150 million senior term loan maturing through August 15, 2012. The net proceeds were used to repay borrowings outstanding under our senior revolving credit facility in the amount of $85 million, with the additional proceeds available for general corporate purposes. The outstanding principal amount of the term loan bears interest either at LIBOR rate plus a margin of 2.25% to 2.50% or at a base rate (which will be the higher of the federal funds rate plus 0.5% and the prime rate) plus

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

a margin of 1.25% to 1.50%. The interest rate margins are based on our leverage ratio. We may repay the term loan at any time without penalty. We must mandatorily prepay the term loan in the amount of the net cash proceeds from issuances of any additional senior notes or from certain asset sales. All of our consolidated subsidiaries have guaranteed our obligations under the term credit agreement.

Similar to our senior revolving credit agreement, the term credit agreement contains a number of negative covenants restricting, among other things, prepayment or redemption of the senior notes, distributions and dividends on and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. We were in compliance with all of these loan covenants as of May 31, 2008.

Contractual Obligations. The following is a summary of our estimated future payments under our material contractual obligations as of May 31, 2008.

Future Payments By Period *(In thousands)*	Total	2009	2010	2011	2012-2013	After 2013
Borrowings						
Long-term debt excluding capital leases (1)	$ 400,322	$ 7,500	$ 7,500	$30,000	$105,000	$250,322
Interest	123,974	24,951	24,639	23,877	41,444	9,063
Operating leases (2)	72,946	19,807	12,883	14,068	20,036	6,152
Supply and service contracts (3)	35,259	27,461	7,694	104	—	—
Capital expenditures						
Construction and equipment purchase obligations (4)	261,344	241,344	20,000	—	—	—
Capital lease (5)	29,611	1,558	1,558	1,559	3,117	21,819
Asset retirement obligations (6)	18,238	1,232	341	359	411	15,895
Defined benefit plans (7) (8)	110,792	3,150	3,538	3,362	6,383	94,359
	$1,052,486	$327,003	$78,153	$73,329	$176,391	$397,610

(1) Our long-term debt is described in the note entitled "Long-term Debt" in the Notes to Consolidated Financial Statements. Our outstanding letters of credit issued under the senior revolving credit facility only collateralize payment of recorded liabilities.

(2) We lease certain mobile and other equipment, office space and other items used in our operations under operating leases that in the normal course of business may be renewed or replaced by subsequent leases. Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced.

(3) We purchase coal and other materials for use in our cement and expanded shale and clay plants that require minimum amounts of material be purchased. These future minimum payment amounts exclude transportation surcharges that may be imposed under certain circumstances. In addition, we purchase mining services for use at our north Texas cement plant. We expect to utilize these materials and services in the normal course of business operations.

(4) We have entered into construction and equipment purchase contracts in connection with the expansion of our Hunter, Texas cement plant. We currently expect to begin the startup and commissioning process during the winter of fiscal year 2010. In addition, we have certain obligations remaining under construction and equipment purchase contracts entered into in connection with our project to expand and modernize our Oro Grande, California cement plant completed in May 2008.

(5) We have entered into a long-term contract with a power supplier which includes the construction of certain power facilities at our Oro Grande, California cement plant. We recognized a capital lease obligation of $9.5 million related to payment obligations under the power supply contract related to these facilities. The total commitment under the contract includes maintenance services to be provided by the power supplier.

(6) We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures.

(7) We pay benefits under a series of non-qualified defined benefit plans.

(8) We pay benefits under a health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. These employees are also covered by a qualified defined benefit pension plan. We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus additional amounts considered appropriate. We do not expect to make a plan contribution in fiscal year 2009.

In October 2007, we commenced construction on a project to expand our Hunter, Texas cement plant. We are expanding the Hunter plant by approximately 1.4 million tons of advanced dry process annual cement production capacity. The 900,000 tons of existing annual cement production capacity will remain in operation. We currently expect the Hunter project will cost from $325 million to $350 million, excluding estimated capitalized interest of $30 million related to the project. As of May 31, 2008, we have expended $76.3 million, excluding capitalized interest of $1.9 million related to the project. We currently expect to begin the startup and commissioning process during the winter of fiscal year 2010.

In May 2008, we completed construction on a project to expand and modernize our Oro Grande, California cement plant at a total project cost of approximately $427 million, excluding capitalized interest of $38.9 million related to the project. We constructed approximately 2.3 million tons of advanced dry process annual cement production capacity, and have retired the 1.3 million tons of existing, but less efficient, production.

We expect cash and cash equivalents, cash from operations, available borrowings under our senior revolving credit facility and cash held by a qualified intermediary trust for reinvestment in like-kind exchange transactions to be sufficient to provide funds for capital expenditure commitments currently estimated to be approximately $300 million to $325 million for 2009 (including the expansion of our Hunter, Texas plant and like-kind-exchange acquisitions), scheduled debt payments, working capital needs and other general corporate purposes for at least the next year.

Cash Flows

Net cash provided by continuing operating activities for fiscal years 2008, 2007 and 2006 was $101.6 million, $186.0 million and $97.4 million, respectively.

Net cash provided by continuing operating activities for fiscal year 2008 decreased $84.4 million from fiscal year 2007. The decrease was primarily the result of lower income from operations and changes in working capital items including increases in receivables and inventories. Net cash provided by continuing operating activities for fiscal year 2007 increased $88.6 million from fiscal year 2006. The increase was primarily the result of higher net income and changes in working capital items. We also incurred a federal net operating tax loss in fiscal year 2006 that resulted in a $9.5 million tax refund claim realized in fiscal year 2007.

Net cash used by continuing investment activities for fiscal years 2008, 2007 and 2006 was $207.0 million, $268.0 million and $141.4 million, respectively.

Net cash used by continuing investing activities for fiscal year 2008 decreased $61.0 million from fiscal year 2007 primarily as a result of proceeds received from our life insurance contract investments. Net cash used by continuing investing activities for fiscal year 2007 increased $126.6 million from fiscal year 2006 primarily as a result of higher capital expenditures.

Capital expenditures, including capitalized interest, incurred in connection with the expansion and modernization of our Oro Grande, California cement plant for fiscal years 2008, 2007 and 2006 were $176.0 million, $208.4 million and $73.2 million, respectively. Capital expenditures, including capitalized interest, incurred in connection with the expansion of our Hunter, Texas cement plant for fiscal years 2008, 2007 and 2006 were $71.6 million, $6.5 million and $200,000, respectively. Capital expenditures for normal replacement and technological upgrades of existing equipment and acquisitions to sustain our existing operations for fiscal years 2008, 2007 and 2006 were $65.0 million, $102.8 million and $36.9 million, respectively. We increased our investments in our north Texas aggregate operations in fiscal year 2007 to upgrade our rail distribution system and improve our production facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Proceeds from asset disposals in fiscal year 2008 included the proceeds from the sale of operating assets and real estate associated with our aggregate operations in south Louisiana and north Texas. In connection with these sales proceeds of $28.7 million were held by a qualified intermediary trust for reinvestment in like-kind-exchange transactions. In fiscal year 2006, proceeds from asset disposals included the proceeds from the sale of real estate associated with our expanded shale and clay operations in south Texas.

We elected to receive $103.9 million in distributions and policy surrenders from life insurance contracts purchased in connection with certain of our benefit plans in fiscal year 2008. We invested $50.5 million in auction rate securities in fiscal year 2006 which were sold in fiscal year 2007. We did not hold any auction rate securities in fiscal year 2008.

Net cash provided (used) by continuing financing activities for fiscal years 2008, 2007 and 2006 was $129.9 million, $13.0 million and $(453.5) million, respectively.

We entered into a term credit agreement that provided for an unsecured $150 million senior term loan in fiscal year 2008. A portion of the net proceeds was used to repay borrowings outstanding under our senior revolving credit facility in the amount of $85 million. Borrowings outstanding under our senior revolving credit facility decreased $15.0 million, net of repayments. In fiscal year 2007, borrowings under our senior revolving credit facility increased $15.0 million, net of repayments. In fiscal year 2006, we purchased $600 million aggregate principal amount of our 10.25% senior notes, paying $96.0 million in premiums and consent payments plus transaction costs. To fund the purchase we issued $250 million aggregate principal amount of our 7.25% senior notes and incurred $7.4 million in debt issuance costs, received a cash dividend of $341.1 million from Chaparral and used $112.3 million of cash and cash equivalents on hand.

Proceeds from stock option exercises and the related tax benefits for fiscal years 2008, 2007 and 2006 were $6.6 million, $8.1 million and $7.5 million, respectively. Dividends paid on our common stock in fiscal years 2008, 2007 and 2006 were $8.2 million, $7.5 million and $6.9 million, respectively.

Net cash provided by discontinued operations for fiscal year 2006 was $330.1 million. In connection with our refinancing and spin-off transactions, Chaparral issued $300 million aggregate principal amount of senior notes and entered into a separate senior secured revolving credit facility. The net proceeds were used to pay us a dividend of $341.1 million.

OTHER ITEMS

Environmental Matters

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. See "Legal Proceedings" in Part I, Item 1, "Business" of our Annual Report on Form 10-K for the year ended May 31, 2008 for a description of certain claims. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Market Risk

Historically, we have not entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of our investments, changes in market interest rates would not have a significant impact on their fair value. The fair value of fixed rate debt will vary as interest rates change.

The estimated fair value of each class of financial instrument as of May 31, 2008 approximates its carrying value except for long-term debt having fixed interest rates. At May 31, 2008, the fair value of long-term debt having fixed interest rates, estimated based on broker/dealer quoted market prices, is approximately $253.1 million compared to the carrying amount of $250.0 million. With respect to borrowings under our $150 million senior term loan and senior revolving credit facility, which are variable rate debt, a 10 percent change in interest rates for the year ended May 31, 2008, would not have resulted in a significant annual change in our pretax earnings and cash flows.

Our operations require large amounts of energy and are dependent upon energy sources, including electricity and fossil fuels. Prices for energy are subject to market forces largely beyond our control. We have generally not entered into any long-term contracts to satisfy our fuel and electricity needs, with the exception of coal which we purchase from specific mines pursuant to long-term contracts. However, we continually monitor these markets and we may decide in the future to enter into long-term contracts. If we are unable to meet our requirements for fuel and electricity, we may experience interruptions in our production. Price increases or disruption of the uninterrupted supply of these products could adversely affect our results of operations.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on our business, the level of construction activity in our markets, abnormal periods of inclement weather, unexpected periods of equipment downtime, changes in the cost of raw materials, fuel and energy, the impact of environmental laws, regulations and claims, and the risks and uncertainties described in Part I, Item 1A, "Risk Factors" of our Annual Report on Form 10-K for the year ended May 31, 2008.

CONSOLIDATED BALANCE SHEETS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

May 31, *(In thousands)*	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 39,527	$ 15,138
Receivables – net	155,676	142,610
Inventories	130,181	121,467
Deferred income taxes and prepaid expenses	30,398	17,621
TOTAL CURRENT ASSETS	355,782	296,836
OTHER ASSETS		
Goodwill	60,110	58,395
Real estate and investments	59,971	111,414
Deferred charges and other	11,332	11,369
	131,413	181,178
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	139,544	132,992
Buildings	56,976	41,485
Machinery and equipment	1,208,905	752,531
Construction in progress	137,083	362,646
	1,542,508	1,289,654
Less depreciation and depletion	514,744	505,432
	1,027,764	784,222
	$1,514,959	$1,262,236
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 128,497	$ 109,749
Accrued interest, wages and other	47,846	57,891
Current portion of long-term debt	7,725	1,340
TOTAL CURRENT LIABILITIES	184,068	168,980
LONG-TERM DEBT	401,880	274,416
DEFERRED INCOME TAXES AND OTHER CREDITS	112,498	90,358
SHAREHOLDERS' EQUITY		
Common stock, $1 par value	27,493	27,323
Additional paid-in capital	459,877	448,289
Retained earnings	336,279	257,087
Accumulated other comprehensive loss	(7,136)	(4,217)
	816,513	728,482
	$1,514,959	$1,262,236

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, *(In thousands except per share)*	2008	2007	2006
NET SALES	$1,028,854	$996,250	$ 943,922
Cost of products sold	835,019	760,160	766,941
GROSS PROFIT	193,835	236,090	176,981
Selling, general and administrative	96,220	108,106	88,663
Interest	2,505	14,074	31,155
Loss on debt retirements and spin-off charges	—	48	113,247
Other income	(31,563)	(36,629)	(47,270)
	67,162	85,599	185,795
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	126,673	150,491	(8,814)
Income taxes (benefit)	39,259	49,584	(8,225)
INCOME (LOSS) FROM CONTINUING OPERATIONS	87,414	100,907	(589)
Income from discontinued operations – net of income taxes	—	—	8,691
NET INCOME	$ 87,414	$100,907	$ 8,102
Basic earnings (loss) per share			
Income (loss) from continuing operations	$ 3.19	$ 4.06	$ (.03)
Income from discontinued operations	—	—	.38
Net income	$ 3.19	$ 4.06	$ .35
Diluted earnings (loss) per share			
Income (loss) from continuing operations	$ 3.14	$ 3.80	$ (.03)
Income from discontinued operations	—	—	.38
Net income	$ 3.14	$ 3.80	$ .35
Average shares outstanding			
Basic	27,383	24,815	23,071
Diluted	27,860	27,684	23,071
Cash dividends per share	$ .30	$ .30	$ .30

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Year Ended May 31, *(In thousands)*	2008	2007	2006
OPERATING ACTIVITIES			
Net income	$ 87,414	$ 100,907	$ 8,102
Adjustments to reconcile net income to cash provided by continuing operating activities			
Income from discontinued operations	—	—	(8,691)
Depreciation, depletion and amortization	55,577	46,356	44,955
Gains on asset disposals	(19,410)	(2,917)	(34,768)
Deferred income taxes	19,567	11,354	6,581
Stock-based compensation expense	2,395	13,866	4,368
Excess tax benefits from stock-based compensation	(3,299)	(1,694)	—
Loss on debt retirements	—	48	107,006
Other – net	2,475	3,234	(4,130)
Changes in operating assets and liabilities			
Receivables – net	(29,507)	846	(5,060)
Inventories	(8,714)	(18,975)	(18,761)
Prepaid expenses	(2,033)	1,392	(47)
Accounts payable and accrued liabilities	(2,910)	31,541	(2,186)
Cash provided by continuing operating activities	101,555	185,958	97,369
Cash used by discontinued operating activities	—	—	(7,778)
Net cash provided by operating activities	101,555	185,958	89,591
INVESTING ACTIVITIES			
Capital expenditures – expansions	(247,552)	(214,878)	(73,384)
Capital expenditures – other	(64,973)	(102,780)	(36,861)
Cash designated for property acquisitions	(28,733)	—	—
Proceeds from asset disposals	34,922	5,552	23,107
Purchases of short-term investments	—	(8,500)	(50,500)
Sales of short-term investments	—	59,000	—
Investments in life insurance contracts	99,203	(6,061)	(4,366)
Other – net	101	(336)	612
Cash used by continuing investing activities	(207,032)	(268,003)	(141,392)
Cash used by discontinued investing activities	—	—	(2,757)
Net cash used by investing activities	(207,032)	(268,003)	(144,149)
FINANCING ACTIVITIES			
Long-term borrowings	366,000	38,000	250,000
Debt retirements	(232,366)	(25,521)	(600,700)
Debt issuance costs	(2,160)	—	(7,363)
Debt retirement costs	—	(6)	(96,029)
Stock option exercises	3,315	6,394	7,510
Excess tax benefits from stock-based compensation	3,299	1,694	—
Common dividends paid	(8,222)	(7,517)	(6,908)
Cash provided (used) by continuing financing activities	129,866	13,044	(453,490)
Cash provided by discontinued financing activities	—	—	340,587
Net cash provided (used) by financing activities	129,866	13,044	(112,903)
Increase (decrease) in cash and cash equivalents	24,389	(69,001)	(167,461)
Cash and cash equivalents at beginning of year	15,138	84,139	251,600
Cash and cash equivalents at end of year	$ 39,527	$ 15,138	$ 84,139

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

($ In thousands except per share)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
May 31, 2005	$25,067	$285,313	$ 686,476	$(61,566)	$ (7,723)	$ 927,567
Net income	—	—	8,102	—	—	8,102
Pension liability adjustment – net of tax expense of $1,594	—	—	—	—	3,267	3,267
Common dividends paid – $.30 per share	—	—	(6,908)	—	—	(6,908)
Distribution of discontinued operations to shareholders	—	—	(517,974)	—	—	(517,974)
Stock-based compensation	—	316	—	—	—	316
Excess tax benefits from stock-based compensation	—	10,712	—	—	—	10,712
Treasury shares issued for bonuses and options and settlement of deferred compensation agreements – 420,791 net shares	—	(1,618)	—	9,473	—	7,855
Common stock issued for conversion of subordinated debentures – 795,471 shares	796	39,331	—	—	—	40,127
May 31, 2006	25,863	334,054	169,696	(52,093)	(4,456)	473,064
Net income	—	—	100,907	—	—	100,907
Cumulative effect of change in accounting for post-production mine stripping costs – net of tax benefit of $2,960	—	—	(4,965)	—	—	(4,965)
Pension liability adjustment, prior to adoption of SFAS No. 158 – net of tax expense of $999	—	—	—	—	1,788	1,788
Postretirement benefit obligation adjustment to initially apply SFAS No. 158 – net of tax benefit of $893	—	—	—	—	(1,549)	(1,549)
Common dividends paid – $.30 per share	—	—	(7,517)	—	—	(7,517)
Adjustment of distribution of discontinued operations to shareholders	—	—	(1,034)	—	—	(1,034)
Stock-based compensation	—	4,070	—	—	—	4,070
Excess tax benefits from stock-based compensation	—	1,694	—	—	—	1,694
Common stock and treasury shares issued for bonuses and options – 300,246 net shares	15	(952)	—	7,342	—	6,405
Common stock and treasury shares issued for conversion of subordinated debentures – 3,078,208 shares	1,445	109,423	—	44,751	—	155,619
May 31, 2007	27,323	448,289	257,087	—	(4,217)	728,482
Net income	—	—	87,414	—	—	87,414
Postretirement benefit obligation adjustments – net of tax benefit of $1,702	—	—	—	—	(2,919)	(2,919)
Common dividends paid – $.30 per share	—	—	(8,222)	—	—	(8,222)
Stock-based compensation	—	5,040	—	—	—	5,040
Excess tax benefits from stock-based compensation	—	3,299	—	—	—	3,299
Common stock issued for bonuses and options – 169,512 net shares	170	3,249	—	—	—	3,419
May 31, 2008	$27,493	$459,877	$ 336,279	$ —	$ (7,136)	$ 816,513

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Texas Industries, Inc. and subsidiaries is a leading supplier of heavy construction materials in the United States through three business segments: cement, aggregates and consumer products, which produce and sell cement; stone, sand and gravel and expanded shale and clay aggregate; and ready-mix concrete and packaged concrete and related products, respectively, from facilities concentrated primarily in Texas, Louisiana and California. When used in these notes the terms "Company," "we," "us," or "our" mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except a former subsidiary trust, in which we had a variable interest but were not the primary beneficiary. The consolidated financial statements also include the accounts of a qualified intermediary trust, in which we are the primary beneficiary. The trust accounts were established in connection with our tax deferred like-kind-exchange property acquisition transactions under Section 1031 of the Internal Revenue Code. Discontinued operations relate to our former steel segment which we spun-off in the form of a pro-rata, tax-free dividend to our shareholders on July 29, 2005. Unless otherwise indicated, all amounts in the accompanying notes relate to our continuing operations. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2008 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of long-term debt at May 31, 2008, estimated based on broker/dealer quoted market prices, is approximately $412.7 million compared to the carrying amount of $409.6 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. We are a defendant in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Property, plant and equipment is recorded at cost. Costs incurred to construct certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset. Interest is capitalized during the construction period of qualified assets based on the average amount of accumulated expenditures and the weighted average interest rate applicable to borrowings outstanding during the period. If accumulated expenditures exceed applicable borrowings outstanding during the period, capitalized interest is allocated to projects under construction on a pro rata basis. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for our primary operating facilities range from 10 to 25 years with certain special purpose structures having useful lives of 40 years.

Mining Stripping Costs. On June 1, 2006, we adopted, Emerging Issues Task Force Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," which requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred. As of May 31, 2006, the balance of our capitalized post-production stripping costs was $7.9 million. In accordance with the transition provision of EITF 04-6, we wrote off these deferred costs, effective June 1, 2006, and recorded a charge to retained earnings of $4.9 million, net of tax benefits of $3.0 million. We now recognize the costs of all post-production stripping activity as a cost of the inventory produced during the period the stripping costs are incurred. Although dependent in part on the level of post-production stripping activity which varies from period to period, this EITF has not had a material impact on our financial position or results of operations for periods following adoption.

Major Maintenance Activities. Maintenance and repairs are charged to expense as incurred. Effective June 1, 2007, we adopted Financial Accounting Standards Board FSP AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP addresses the planned major maintenance of assets and prohibits the use of the "accrue-in-advance" method of accounting for these activities. The adoption of this FSP did not have any impact on our consolidated financial statements.

Goodwill. Management tests goodwill for impairment at least annually by reporting unit. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Goodwill having a carrying value of $58.4 million at both May 31, 2008 and 2007 resulted from the acquisition of Riverside Cement Company and is identified with our California cement operations. Goodwill having a carrying value of $1.7 million at May 31, 2008 resulted from the acquisition of ready-mix operations in Texas and Louisiana and is identified with our consumer products operations. In each case, the fair value of the reporting unit exceeds its carrying value.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial or multi-use parks totaled $6.0 million at May 31, 2008 and $6.2 million at May 31, 2007.

Investments include life insurance contracts purchased in connection with certain of our benefit plans. The contracts, recorded at their net cash surrender value, totaled $6.0 million (net of distributions of $88.1 million plus accrued interest) at May 31, 2008 and $105.0 million (net of distributions of $1.2 million plus accrued interest) at May 31, 2007. We can elect to receive distributions chargeable against the cash surrender value of the policies in the form of borrowings or withdrawals or we can elect to surrender the policies and receive their net cash surrender value. Distributions and policy surrenders totaling $103.9 million were received in 2008.

Investments at May 31, 2008 include $19.2 million representing the long-term portion of a note received in connection with the sale of land associated with our expanded shale and clay operations in south Texas in 2006. On May 29, 2008, the maturity date of the note was extended to May 31, 2010. The outstanding balance of the note totaled $21.2 million at May 31, 2007 and is included in Receivables-net.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In addition, investments at May 31, 2008 include $28.7 million of cash investments representing the proceeds from sales of aggregate property which are held in escrow by a qualified intermediary trust for reinvestment in like-kind-exchange transactions.

Deferred Charges and Other. Deferred charges are composed primarily of debt issuance costs that totaled $6.4 million at May 31, 2008 and $5.4 million at May 31, 2007. The costs are amortized over the term of the related debt.

Other Credits. Other credits totaled $66.8 million at May 31, 2008 and $62.9 million at May 31, 2007 and are composed primarily of liabilities related to our retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations. We record a liability for legal obligations associated with the retirement of our long-lived assets in the period in which it is incurred if a reasonable estimate of fair value of the obligation can be made. The discounted fair value of the obligation incurred in each period is added to the carrying amount of the associated assets and depreciated over the lives of the assets. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management's assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.

Changes in asset retirement obligations are as follows:

(In thousands)	2008	2007
Balance at beginning of year	$ 4,987	$4,346
Additions	259	811
Accretion expense	393	380
Settlements	(1,678)	(550)
Balance at end of year	$ 3,961	$4,987

Other Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2008 consists of net income and adjustments to recognize the funded status of our defined benefit pension plans and other postretirement benefit plans, net of tax. Comprehensive income for 2007 and 2006 consists of net income and the pension liability adjustment to shareholders' equity prior to adoption of SFAS No. 158. Comprehensive income was $84.5 million in 2008, $102.7 million in 2007, $11.4 million in 2006.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This standard requires that previously unrecognized actuarial gains or losses, prior service costs or credits and transition obligations or assets be recognized generally through adjustments to accumulated other comprehensive income and accrued postretirement benefit liabilities. As a result of these adjustments, the current funded status of all of our defined benefit pension plans and other postretirement benefit plans has been reflected in our May 31, 2008 and 2007 consolidated balance sheets.

The cumulative postretirement benefit plan adjustment totaled $7.1 million (net of tax of $4.2 million) at May 31, 2008. The cumulative pension liability adjustment to shareholders' equity prior to adoption of SFAS No. 158 totaled $2.7 million (net of tax of $1.6 million) at May 31, 2007. The postretirement benefit plan adjustment to initially apply SFAS No. 158 totaled $1.5 million (net of tax of $900,000) at May 31, 2007. The adjustments relate to a defined benefit retirement plan and a postretirement health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary.

Net Sales. Sales are recognized when title has transferred and products are delivered. We include delivery fees in the amount we bill customers to the extent needed to recover our cost of freight and delivery. Net sales are presented as revenues including these delivery fees.

Other Income. Routine sales of operating assets and real estate resulted in gains of $20.6 million in 2008, $5.3 million in 2007 and $35.0 million in 2006. In addition, other income in 2008 includes a gain of $3.9 million from the sale of emissions credits associated with our California cement operations. Other income in 2007 includes $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico. Other income in 2006 includes a gain of $3.8 million from the sale of certain investment assets.

Income Taxes. Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. Texas Industries, Inc. (the parent company) joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member. Accrued interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 effective June 1, 2007. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

Earnings Per Share ("EPS"). Basic EPS is computed by adjusting net income for the participation in earnings of unvested restricted shares outstanding, then dividing by the weighted-average number of common shares outstanding during the period including contingently issuable shares and excluding outstanding unvested restricted shares.

Contingently issuable shares relate to deferred compensation agreements in which directors elected to defer annual and meeting fees and vested shares under our former stock awards program. The deferred compensation is denominated in shares of our common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from us. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts income from continuing operations and the outstanding shares for the dilutive effect of convertible subordinated debentures, stock options, restricted shares and awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Basic and Diluted EPS are calculated as follows:

(In thousands except per share)	2008	2007	2006
Basic earnings (loss)			
Income (loss) from continuing operations	$87,414	$100,907	$ (589)
Income from discontinued operations	—	—	8,691
Unvested restricted share participation	(48)	(41)	—
Basic income	$87,366	$100,866	$ 8,102
Diluted earnings (loss)			
Income (loss) from continuing operations	$87,414	$100,907	$ (589)
Interest on convertible subordinated debentures – net of tax	—	4,274	—
Unvested restricted share participation	(48)	(41)	—
Diluted income (loss) from continuing operations	87,366	105,140	(589)
Income from discontinued operations	—	—	8,691
Diluted income	$87,366	$105,140	$ 8,102
Shares			
Weighted-average shares outstanding	27,391	24,818	23,052
Contingently issuable shares	7	7	19
Unvested restricted shares	(15)	(10)	—
Basic weighted-average shares	27,383	24,815	23,071
Convertible subordinated debentures	—	2,365	—
Stock option, restricted share and award dilution	477	504	—
Diluted weighted-average shares*	27,860	27,684	23,071
Basic earnings (loss) per share			
Income (loss) from continuing operations	$ 3.19	$ 4.06	$ (.03)
Income from discontinued operations	—	—	.38
Net income	$ 3.19	$ 4.06	$ .35
Diluted earnings (loss) per share			
Income (loss) from continuing operations	$ 3.14	$ 3.80	$ (.03)
Income from discontinued operations	—	—	.38
Net income	$ 3.14	$ 3.80	$ .35
*Shares excluded due to antidilutive effect			
Convertible subordinated debentures	—	—	3,849
Stock options, restricted shares and awards	99	55	711

Stock-based Compensation. Effective June 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment," utilizing the modified prospective transition method. Under this transition method, we account for awards granted prior to adoption, but for which the vesting period is not complete, on a prospective basis with expense being recognized in our statement of operations based on the grant date fair value estimated in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. We use the average stock price on the date of grant to determine the fair value of restricted stock awards paid. A liability, which is included in other credits, is recorded for stock appreciation rights, deferred compensation agreements and stock awards expected to be settled in cash, based on the average stock price at the end of each period until such awards are paid. The results for periods prior to June 1, 2006 have not been restated.

SFAS No. 123R also requires that the benefits associated with tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as previously required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

Prior to June 1, 2006, we accounted for employee stock options using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by SFAS No. 123. Generally, no expense was recognized related to our stock options under this method because the exercise price of each option was set at the fair market value of the underlying common stock on the date the option was granted.

In accordance with SFAS No. 123, we disclosed the compensation cost related to our stock options based on the estimated fair value at the date of grant. All options were granted with graded vesting valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period with forfeitures recognized as they occurred. The fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model.

In addition to grants under our stock option plans, we have provided stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. Stock compensation expense related to these grants is included in the determination of net income as reported in the financial statements over the vesting periods of the related grants.

If we had applied the fair value recognition provision of SFAS No. 123, our net income and earnings per share for 2006 would have been adjusted to the following pro forma amounts.

(In thousands except per share)	2006
Net income	
As reported	$ 8,102
Plus: stock-based compensation included in the determination of net income as reported, net of tax	2,839
Less: fair value of stock-based compensation, net of tax	(3,742)
Pro forma	$ 7,199
Basic earnings per share	
As reported	$ .35
Pro forma	.31
Diluted earnings per share	
As reported	.35
Pro forma	.31

Recent Accounting Developments. In March 2008, the Financial Accounting Standards Board issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133." This standard applies to derivative instruments, nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. It does not change the accounting for derivatives and hedging activities, but requires enhanced disclosures concerning the effect on the financial statements from their use. This SFAS is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Currently, we do not have any instruments that would be impacted by this standard.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (revised 2007), "Business Combinations." This standard amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This SFAS is effective for us beginning June 1, 2009, and we will apply it prospectively to all business combinations subsequent to the effective date.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51." This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interest and requires the separate disclosure of income attributable to controlling and noncontrolling interests. This SFAS is effective for us beginning June 1, 2009. We do not expect that the adoption of SFAS No. 160 will have a material impact on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This standard permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This SFAS is effective for us on June 1, 2008. At this time, we do not anticipate electing to use the fair value measures permitted by this standard.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. This SFAS is effective for us beginning June 1, 2008. We do not expect that the adoption of SFAS No. 157 will have a current material impact on our consolidated financial statements.

Working Capital

Working capital totaled $171.7 million at May 31, 2008, compared to $127.9 million at May 31, 2007.

Receivables consist of:

(In thousands)	2008	2007
Accounts receivable	$142,749	$121,282
Notes receivable, including accrued interest	618	21,328
Refund claims and other	12,309	—
	$155,676	$142,610

Accounts receivable are presented net of allowances for doubtful receivables of $2.1 million at May 31, 2008 and $1.3 million at May 31, 2007. Provisions for bad debts charged to expense were $1.3 million in 2008, $400,000 in 2007 and $300,000 in 2006. Uncollectible accounts written off totaled $500,000 in 2008, $700,000 in 2007 and $900,000 in 2006. Notes receivable included in current receivables relate to routine sales of operating assets and real estate.

Inventories consist of:

(In thousands)	2008	2007
Finished products	$ 15,342	$ 12,190
Work in process	53,806	56,628
Raw materials	19,956	16,300
Total inventories at LIFO cost	89,104	85,118
Parts and supplies	41,077	36,349
Total inventories	$130,181	$121,467

Inventories are stated at cost (not in excess of market) with finished products, work in process and raw material inventories using the last-in, first-out ("LIFO") method and parts and supplies inventories using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $32.6 million in 2008 and $27.0 million in 2007.

Accrued interest, wages and other consist of:

(In thousands)	2008	2007
Interest	$ 7,078	$ 7,029
Employee compensation	27,421	36,942
Income taxes	1,688	1,316
Property taxes and other	11,659	12,604
	$47,846	$57,891

Long-Term Debt

Long-term debt consists of:

(In thousands)	2008	2007
Senior revolving credit facility expiring in 2012	$ —	$ 15,000
Senior term loan due through 2012, interest rate 4.64% (LIBOR plus 2.25%)	150,000	—
Senior notes due 2013, interest rate 7.25%	250,000	250,000
Other	322	1,489
	400,322	266,489
Capital lease obligation	9,283	9,267
Less current portion	(7,725)	(1,340)
	$401,880	$274,416

Senior Revolving Credit Facility. On August 15, 2007, we amended and restated our June 30, 2005 credit agreement. The amended and restated credit agreement continues to provide for a $200 million senior revolving credit facility, but the credit facility is no longer secured and the principal amount may be increased by up to an additional $100 million at our option, provided that the lenders that are parties to the amended and restated credit agreement and such additional lenders as are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

invited by us and approved by the administrative agent provide commitments for the additional principal amount. The credit facility expires on August 15, 2012. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. No borrowings were outstanding at May 31, 2008; however, $26.0 million of the facility was utilized to support letters of credit. Amounts drawn under the facility bear interest either at the LIBOR rate plus a margin of .75% to 2%, or at a base rate (which is the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on our leverage ratio. Commitment fees are payable currently at an annual rate of .25% on the unused portion of the facility. All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. We may terminate the facility at any time.

The credit facility contains covenants restricting, among other things, prepayment or redemption of the senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. We were in compliance with all of these loan covenants as of May 31, 2008.

Term Credit Agreement. On March 20, 2008, we entered into a term credit agreement that provided for an unsecured $150 million senior term loan maturing through August 15, 2012. The net proceeds were used to repay borrowings outstanding under our senior revolving credit facility in the amount of $85 million, with the additional proceeds available for general corporate purposes. The outstanding principal amount of the term loan bears interest either at LIBOR rate plus a margin of 2.25% to 2.50% or at a base rate (which will be the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of 1.25% to 1.50%. The interest rate margins are based on our leverage ratio. We may repay the term loan at any time without penalty. We must mandatorily prepay the term loan in the amount of the net cash proceeds from issuances of any additional senior notes or from certain asset sales. All of our consolidated subsidiaries have guaranteed our obligations under the term credit agreement.

Similar to our senior revolving credit agreement, the term credit agreement contains a number of negative covenants restricting, among other things, prepayment or redemption of the senior notes, distributions and dividends on and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. We were in compliance with all of these loan covenants as of May 31, 2008.

7.25% Senior Notes. At any time on or prior to July 15, 2009, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after July 15, 2009, we may redeem the notes at a premium of 103.625% in 2009, 101.813% in 2010 and 100% in 2011 and thereafter. In addition, prior to July 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 107.25% of the principal amount thereof, plus accrued interest with the net cash proceeds from certain equity offerings. If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of our consolidated subsidiaries have unconditionally guaranteed the 7.25% Senior Notes. The indenture governing the notes contains covenants that will limit our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem our stock, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets.

Conversion and Redemption of Convertible Subordinated Debentures. On June 5, 1998, we issued $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the "Debentures"). TXI Capital Trust I (the "Trust"), a Delaware business trust 100% owned by us, issued 4,000,000 of its 5.5% Shared Preference Redeemable

Securities ("Preferred Securities") to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to us of the common securities of the Trust were invested by the Trust in the Debentures which were the sole assets of the Trust. Each Preferred Security was convertible at any time prior to its redemption date at the option of the holder into shares of our common stock at a conversion rate of .97468 shares of our common stock for each Preferred Security. Upon redemption or conversion of the Preferred Securities a like aggregate principal amount of Debentures was redeemed or converted.

On May 9, 2006, we exchanged 795,471 shares of our common stock for 804,240 Preferred Securities. The exchange reduced the aggregate principal amount of the Debentures by $40.2 million, and increased common stock and additional paid-in capital by $40.1 million. We recognized a loss of $800,000 representing the transaction costs and the market value of the premium paid in common shares.

The Trust made a call for redemption of $60 million of the Preferred Securities on January 23, 2007 and a call for redemption of all remaining Preferred Securities on February 23, 2007. As a result holders of Preferred Securities converted a liquidation amount of $157.9 million of Preferred Securities into 3,076,845 shares of our common stock. The conversions increased common stock and additional paid-in capital by a total of $110.8 million and reduced the cost of common stock in treasury by a total of $44.8 million. The remaining Preferred Securities were redeemed for the liquidation amount of $1.8 million plus accrued distributions. In conjunction with the conversions and redemptions of the Preferred Securities, all outstanding Debentures were also converted or redeemed and the Trust dissolved.

Refinancing in Connection with the Spin-off of Chaparral. In connection with the spin-off of Chaparral in July 2005, we entered into new financing agreements and purchased the outstanding $600 million aggregate principal amount of our 10.25% senior notes due 2011 ("10.25% Senior Notes"). On July 6, 2005, we issued $250 million aggregate principal amount of our 7.25% senior notes due July 15, 2013 ("7.25% Senior Notes") and entered into our senior secured revolving credit facility. In addition, Chaparral issued $300 million aggregate principal amount of its senior notes due 2013 ("Chaparral Senior Notes") and entered into a separate senior secured revolving credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay us a dividend of $341.1 million. We used the net proceeds from our offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of our outstanding $600 million aggregate principal amount of 10.25% Senior Notes. We paid a total of $699.5 million to the holders of the 10.25% Senior Notes, which was comprised of $600 million of principal, $3.6 million of accrued interest and $95.9 million of premiums and consent fees. We recorded a charge of $107.0 million related to the early retirement of the 10.25% Senior Notes and former credit facility, consisting of $96.0 million in premiums or consent payments and transaction costs and a write-off of $11.0 million of debt issuance costs and interest rate swap gains and losses associated with the debt repaid. On July 29, 2005, Chaparral became an independent, public company and we have no obligations with respect to Chaparral's long-term debt. Chaparral is not a guarantor of any of our indebtedness nor are we a guarantor of any Chaparral indebtedness.

Other. As part of our project to expand and modernize our Oro Grande, California cement plant, we entered into a long-term contract with a power supplier which includes the construction of certain power facilities at the plant. We have recorded additions to property, plant and equipment of $200,000 in 2008 and $9.3 million in 2007 representing the fair market value of the power facilities and the related capital lease obligation included in the power supply contract.

Required principal payments on long-term debt, excluding the capital lease obligation, for each of the five succeeding years, are $7.5 million for 2009, $7.5 million for 2010, $30.0 million for 2011, $30.0 million for 2012 and $75.0 million for 2013. The total amount of interest paid was $24.9 million in 2008, $25.7 million in 2007 and $55.7 million in 2006. Interest capitalized was $26.5 million in 2008, $12.9 million in 2007 and $1.5 million in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Commitments

Operating Leases. We lease certain mobile and other equipment, office space and other items which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) amounted to $20.1 million in 2008, $18.6 million in 2007 and $20.8 million in 2006. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $72.9 million at May 31, 2008. Estimated lease payments for each of the five succeeding years are $19.8 million, $12.9 million, $14.1 million, $9.5 million and $10.5 million.

Purchase Obligations. We purchase coal and other materials for use in our cement and expanded shale and clay plants under long-term contracts that require minimum amounts of material be purchased. We expect to utilize these required amounts in the normal course of business operations. In addition, we purchase in the normal course of business mining services for use at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. Total cost incurred under these contracts was $39.2 million in 2008, $34.3 million in 2007 and $7.1 million in 2006. Future minimum payments, which exclude transportation surcharges that may be imposed under certain circumstances total $27.5 million for 2009, $7.7 million for 2010 and $100,000 for 2011.

In October 2007, we commenced construction on a project to expand our Hunter, Texas cement plant. We currently expect the Hunter project will cost from $325 million to $350 million, excluding estimated capitalized interest of $30 million related to the project. As of May 31, 2008, we have expended $76.3 million, excluding capitalized interest of $1.9 million related to the project. We currently expect to begin the startup and commissioning process during the winter of fiscal year 2010.

In May 2008, we completed construction on a project to expand and modernize our Oro Grande, California cement plant at a total cost of approximately $427 million, excluding capitalized interest of $38.9 million related to the project. In addition, we have entered into a long-term contract with a power supplier which includes the construction of certain power facilities at the plant. We recognized a capital lease obligation of $9.5 million related to payment obligations under the power supply contract related to these facilities. The total commitment under the contract, including maintenance services to be provided by the power supplier, related to these facilities totaled $29.6 million at May 31, 2008. Payments for each of the five succeeding years are $1.6 million per year.

Shareholders' Equity

Common stock at May 31 consists of:

(In thousands)	2008	2007
Shares authorized	100,000	40,000
Shares outstanding	27,493	27,323
Shares reserved for stock options and other	3,109	3,334

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 40,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31,

2008. Pursuant to a Rights Agreement, in November 2006, we distributed a dividend of one preferred share purchase right for each outstanding share of our Common Stock. Each right entitles the holder to purchase from us one one-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $300, subject to adjustment. The rights will expire on November 1, 2016 unless the date is extended or the rights are earlier redeemed or exchanged by us pursuant to the Rights Agreement.

Stock-Based Compensation Plans

The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the "2004 Plan") provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. In addition, non-qualified and incentive stock options remain outstanding under our 1993 Stock Option Plan. During 2006, our Board of Directors approved the amendment of certain options to conform the "change of control" provisions in such options with the terms of our other agreements.

Options become exercisable in installments beginning one year after the date of grant and expire ten years after the date of grant. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Options with graded vesting are valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. The following table sets forth the information about the weighted-average grant date fair value of options granted during the three years ended May 31, 2008 and the weighted-average assumptions used for such grants.

	2008	2007	2006
Weighted average grant date fair value	$17.59	$27.61	$20.46
Weighted average assumptions used:			
Expected volatility	.317	.330	.338
Expected lives	6.1	6.0	6.4
Risk-free interest rates	3.21%	4.78%	4.31%
Expected dividend yields	.59%	.43%	.58%

Expected volatility is based on an analysis of historical volatility of our common stock. Expected lives of options is determined based on the historical share option exercise experience of our optionees. Risk-free interest rates are determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected life of the options. Expected dividend yields are based on the approved annual dividend rate in effect and the market price of our common stock at the time of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

A summary of option transactions for the three years ended May 31, 2008, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2005	1,736,050	$33.48
Spin-off share adjustment	443,462	—
Granted	223,500	51.71
Exercised	(452,647)	24.62
Canceled	(367,272)	32.28
Outstanding at May 31, 2006	1,583,093	29.48
Granted	203,350	70.18
Exercised	(296,940)	23.08
Canceled	(6,468)	38.06
Outstanding at May 31, 2007	1,483,035	36.31
Granted	212,850	50.63
Exercised	(212,821)	30.01
Canceled	(18,233)	54.49
Outstanding at May 31, 2008	1,464,831	$39.08

Non-vested options held by Chaparral's employees and directors were canceled on July 29, 2005 in connection with the spin-off of Chaparral. Options held by our continuing employees and directors and vested options held by Chaparral's employees and directors were adjusted based on the closing share prices of us and Chaparral on July 29, 2005.

Options exercisable at May 31 were 892,271 shares for 2008, 841,078 shares for 2007 and 880,088 shares for 2006 at a weighted-average option price of $28.57, $26.90 and $25.15, respectively. The following table summarizes information about stock options outstanding as of May 31, 2008.

Range of Exercise Prices	$16.04 – $27.39	$31.15 – $45.86	$50.63 – $70.18
Options outstanding			
Shares outstanding	563,909	294,072	606,850
Weighted-average remaining life in years	4.00	4.34	8.64
Weighted-average exercise price	$ 19.06	$ 39.90	$ 57.28
Options exercisable			
Shares exercisable	563,909	218,002	110,360
Weighted-average remaining life in years	4.00	3.55	7.98
Weighted-average exercise price	$ 19.06	$ 38.12	$ 58.32

Outstanding options expire on various dates to January 16, 2018. Shares reserved for future awards under the 2004 Plan totaled 1,630,480 at May 31, 2008.

As of May 31, 2008, the aggregate intrinsic value (the difference in the closing market price of our common stock of $72.90 and the exercise price to be paid by the optionee) of stock options outstanding was $49.5 million. The aggregate intrinsic value of exercisable stock options at that date was $39.6 million. The total intrinsic value for options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) was $6.9 million in 2008, $12.7 million in 2007 and $14.1 million in 2006.

We have provided additional stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. At May 31, 2008, outstanding stock appreciation rights totaled 155,979 shares, deferred compensation agreements to be settled in cash totaled 98,859 shares, deferred compensation agreements to be settled in common stock totaled 7,012 shares, unvested restricted stock payments totaled 18,667 shares and stock awards totaled 6,426 shares. Other credits included $14.4 million at May 31, 2008 and $17.9 million at May 31, 2007 representing accrued compensation which is expected to be settled in cash.

Total stock-based compensation included in selling, general and administrative expense was $2.4 million in 2008, $13.9 million in 2007 and $4.4 million in 2006. The impact of changes in our company's stock price on stock-based awards accounted for as liabilities reduced stock-based compensation $2.6 million in 2008 and increased stock-based compensation $9.9 million in 2007 and $3.7 million in 2006. The total tax expense or benefit recognized in our statements of operations for stock-based compensation was an expense of less than $100,000 in 2008 and a benefit of $4.5 million in 2007 and $1.6 million in 2006. The total tax benefit realized for stock-based compensation was $3.3 million in 2008, $1.7 million in 2007and $10.7 million in 2006.

As of May 31, 2008, $10.4 million of total unrecognized compensation cost related to stock options, stock appreciation rights contracts, restricted stock payments and stock awards is expected to be recognized. We currently expect to recognize approximately $3.8 million of this stock-based compensation expense in 2009, $2.9 million in 2010, $2.0 million in 2011, $1.2 million in 2012, $400,000 in 2013 and thereafter an aggregate of $100,000.

Incentive Plans

All personnel employed as of May 31 and not subject to production-based incentive awards share in our pretax income for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. Incentive compensation included in selling, general and administrative expense was $18.7 million in 2008, $27.5 million in 2007 and $19.3 million in 2006.

Retirement Plans

Defined Benefit Plans. Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans providing retirement and death benefits. We use a measurement date of May 31 for all of our pension and postretirement benefit plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Effective May 31, 2007, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This standard requires the recognition in pension obligations and accumulated other comprehensive income of actuarial gains or losses, prior service costs or credits and transition assets or obligations that had previously been deferred. As a result of the adoption of SFAS No. 158 we recorded an adjustment of approximately $1.5 million (net of tax of $900,000) to accumulated other comprehensive loss effective May 31, 2007.

The pretax 2008 changes in accumulated comprehensive income consist of the following:

(In thousands)	Pension Benefits	Other Benefits
Net actuarial loss at beginning of year	$ 6,429	$ 8,358
Amortization of actuarial loss	(220)	(656)
Current period net actuarial loss (gain)	4,473	(227)
Curtailments	(54)	(70)
Net actuarial loss at the end of year	$10,628	$ 7,405
Net prior service credit at beginning of year	$ —	$(8,112)
Amortization of prior service credit	—	845
Plan amendments	—	95
Curtailments	—	436
Net prior service credit at the end of year	$ —	$(6,736)

The pretax amounts in accumulated other comprehensive income expected to be recognized as components of net periodic postretirement benefit cost in 2009 are as follows:

(In thousands)	Pension Benefits	Other Benefits
Net actuarial loss	$699	$ 672
Prior service credit	—	(785)
	$699	$(113)

Riverside Defined Benefit Plans. Our defined benefit pension plan and postretirement health benefit plan were changed effective June 24, 2007 such that a newly hired union employee is no longer eligible to participate in the pension plan and is not eligible for postretirement medical and/or life insurance benefits. For existing union employees retiring on or after June 24, 2007, the limit on the total annual cost of the retiree's and dependent's health insurance to be paid by us was increased. In addition, work force reductions occurred in connection with the start up of our new Oro Grande cement plant resulting in a curtailment of pension and postretirement health plan benefits. Approximately $400,000 in prior service cost credits related to the postretirement health benefit plan was immediately recognized.

The amount of the defined benefit pension plan and postretirement health benefit plan expense charged to costs and expenses was as follows:

(In thousands)	Defined Pension Benefit 2008	2007	2006	Health Benefit 2008	2007	2006
Service cost	$ 576	$ 493	$ 572	$ 121	$ 99	$ 107
Interest cost	2,780	2,724	2,496	398	368	346
Expected return on plan assets	(3,526)	(3,040)	(2,764)	—	—	—
Amortization of prior service credit	—	—	—	(845)	(845)	(846)
Amortization of net actuarial loss	220	426	1,054	656	599	739
Curtailments	—	—	—	(436)	—	—
	$ 50	$ 603	$ 1,358	$(106)	$ 221	$ 346
Weighted average assumptions used to determine net cost						
Assumed discount rate	6.15%	6.50%	5.40%	6.15%	6.50%	5.40%
Assumed long-term rate of return on pension plan assets	8.50%	8.50%	8.50%	—	—	—
Average long-term pay progression	3.00%	3.00%	3.00%	—	—	—

Unrecognized prior service costs and credits and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We do not expect to make a contribution in 2009.

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

(In thousands)	Defined Pension Benefit 2008	2007	Health Benefit 2008	2007
Change in projected benefit obligation				
Benefit obligation at beginning of year	$45,723	$42,509	$ 6,524	$ 5,765
Service cost	576	493	121	99
Interest cost	2,780	2,724	398	368
Participant contributions	—	—	201	155
Benefits paid	(2,520)	(2,261)	(417)	(394)
Actuarial loss (gain)	1,194	2,258	(70)	531
Plan amendments	—	—	95	—
Curtailments	(54)	—	(227)	—
Benefit obligation at end of year	$47,699	$45,723	$ 6,625	$ 6,524
Change in plan assets				
Fair value of plan assets at beginning of year	$41,950	$33,925	$ —	$ —
Actual return on plan assets	248	7,686	—	—
Employer contributions	900	2,600	216	239
Benefits paid	(2,520)	(2,261)	(216)	(239)
Fair value of plan assets at end of year	$40,578	$41,950	$ —	$ —
Benefit obligation/funded status at end of year	$ (7,121)	$ (3,773)	$(6,625)	$(6,524)
Weighted average assumptions used to determine benefit obligations				
Assumed discount rate	6.70%	6.15%	6.71%	6.15%
Average long-term pay progression	3.00%	3.00%	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Accumulated benefit obligation for the defined benefit pension plan was $44.2 million at May 31, 2008 and $43.5 million at May 31, 2007.

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $2.4 million, $2.6 million, $2.8 million, $3.0 million and $3.2 million and for the five-year period thereafter an aggregate of $19.0 million.

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 8.25% for 2008 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocation. The current allocation of plan assets has both a long-term and a short-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2008 and 2007, and the target asset allocation for 2009, by asset category were as follows

% of Plan Assets	2008	2007	Target 2009
Equity securities	62%	61%	60%
Fixed income securities	38%	39%	40%
	100%	100%	100%

The assumed health care cost trend rates attributed to all participant age groups were 8% for 2008 declining to an ultimate trend rate of 6% in 2010. Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the health benefit obligation at May 31, 2008 by approximately $300,000 and the 2008 plan expense by approximately $20,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $400,000, $400,000, $400,000, $400,000 and $500,000 and for the five-year period thereafter an aggregate of $2.6 million.

Financial Security Defined Benefit Plans. The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 6.70% in 2008 and 6.15% in 2007. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet. The amount of financial security plan benefit expense charged to costs and expenses was as follows:

(In thousands)	2008	2007	2006
Service cost	$3,045	$2,286	$1,949
Interest cost	1,950	1,762	1,673
Recognized actuarial loss (gain)	1,337	(401)	—
Participant contributions	(389)	(324)	(306)
	$5,943	$3,323	$3,316

The following provides a reconciliation of the financial security plan benefit obligation.

(In thousands)	2008	2007
Change in projected benefit obligation		
Benefit obligation at beginning of year	$29,297	$28,162
Service cost	3,045	2,286
Interest cost	1,950	1,762
Recognized actuarial loss (gain)	1,337	(401)
Benefits paid	(2,387)	(2,512)
Benefit obligation/funded status at end of year	$33,242	$29,297

The estimated future benefit payments under the financial security plans for each of the five succeeding years are $2.8 million, $3.1 million, $3.0 million, $2.5 million and $3.0 million and for the five-year period thereafter an aggregate of $20.7 million.

Defined Contribution Plans. Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $6.0 million in 2008, $5.5 million in 2007 and $4.4 million in 2006. It is our policy to fund the plans to the extent of charges to income.

Income Taxes

Effective June 1, 2007, we adopted Financial Accounting Standards Board Interpretation 48, "Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We have no significant reserves for uncertain tax positions and no adjustments to such reserves were required upon adoption of this interpretation. Interest and penalties resulting from audits by tax authorities have been immaterial and are included in income tax expense in the consolidated statements of operations.

The provisions (benefit) for income taxes are composed of:

(In thousands)	2008	2007	2006
Current	$19,692	$38,230	$(14,806)
Deferred	19,567	11,354	6,581
	$39,259	$49,584	$ (8,225)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

A reconciliation of income taxes at the federal statutory rate to the preceding provisions (benefit) follows:

(In thousands)	2008	2007	2006
Taxes at statutory rate	$44,336	$52,672	$(3,085)
Additional depletion	(6,603)	(6,869)	(6,109)
State income taxes	1,798	3,761	(1,154)
Nontaxable insurance benefits	(463)	(900)	(863)
Spin-off and debt conversion costs	—	520	2,316
Qualified domestic production activities	(1,225)	(1,071)	—
Stock-based compensation	882	646	—
Other – net	534	825	670
	$39,259	$49,584	$(8,225)

The components of the net deferred tax liability at May 31 are summarized below.

(In thousands)	2008	2007
Deferred tax assets		
Deferred compensation	$18,114	$17,861
Inventory costs	5,892	1,465
Accrued expenses not currently tax deductible	6,542	7,215
Other comprehensive income	4,161	2,458
Alternative minimum tax credit carryforward	1,259	6,152
Other	2,628	1,862
Total deferred tax assets	38,596	37,013
Deferred tax liabilities		
Property, plant and equipment	47,391	34,183
Goodwill	13,085	12,045
Deferred real estate gains	13,625	9,681
Other	1,697	1,257
Total deferred tax liabilities	75,798	57,166
Net deferred tax liability	37,202	20,153
Less current deferred tax asset	(8,489)	(7,271)
Long-term deferred tax liability	$45,691	$27,424

We made income tax payments of $26.8 million in 2008, $34.3 million in 2007 and $4.3 million in 2006, and received income tax refunds of $600,000 in 2008 and $8.4 million in 2007.

As of May 31, 2008, we had an alternative minimum tax credit carryforward of $1.3 million. The credit, which does not expire, is available for offset against future regular federal income tax. Management believes it is more likely than not that its deferred tax assets will be realized.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We realized a benefit of $1.2 million in 2008 and $1.1 million in 2007, but did not realize a benefit in 2006 because of a taxable loss for the year.

In addition to our federal income tax return, we file income tax returns in various state jurisdictions. We are no longer subject to federal or state income tax examinations by tax authorities for years prior to 2004. Our federal income tax returns for 2004 through 2006 are currently under examination. We anticipate that the examination will be completed in fiscal year 2009, and that any adjustments that may result from this examination would not have a material effect on our financial position or results of operations.

Legal Proceedings and Contingent Liabilities

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company (Riverside), that it believes that dust blowing from open stockpiles of gray clinker or other operations at our Crestmore plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the vicinity of the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. In late April 2008, a lawsuit was filed in Riverside County Superior Court styled Virginia Shellman et al. v. Riverside Cement Holdings Company et al. The lawsuit purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to hexavalent chromium emissions from our Crestmore cement plant in Riverside, California. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, punitive and exemplary damages and establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health. We will defend vigorously against the Shellman suit but no discovery has occurred, and we cannot predict what liability, if any, may arise from the complaint. We also cannot predict whether any other suits may be filed by individuals alleging damages due to injuries to their person or property caused by claimed exposure to chrome 6. As of the date of our Annual Report on Form 10-K for the year ended May 31, 2008, we are not aware that any such lawsuits have been filed, but there can be no assurances that such suits will not be filed, nor can we currently predict what liability, if any, could arise from any such suits.

On July 3, 2008 the California Attorney General and the Riverside County District Attorney filed a complaint styled *The People of the State of California v. TXI Riverside, Inc., TXI California, Inc. and Riverside Cement Holdings Company.* The complaint against the two general partners in Riverside Cement Company and a subsidiary of Riverside Cement Company alleges that the defendants failed to warn persons of exposure to chrome 6 under California's Safe Drinking Water and Toxic Enforcement Act of 1986, which is known as Proposition 65. It further alleges that defendants have known since at least 2006 that the clinker at the Crestmore plant contains chrome 6, causing exposure to persons present in the surrounding area. The complaint also alleges that knowingly and intentionally exposing individuals to chrome 6 without first giving warning to them violates Proposition 65 and constitutes unfair competition within the meaning of the California Business and Professions Code. The complaint requests the award of civil penalties and injunctive relief. We will vigorously defend the suit but no discovery has occurred, and we cannot predict what liability, if any, could arise from the complaint.

We are defendants in other lawsuits which arose in the normal course of business. In management's judgment the ultimate liability, if any, from such other legal proceedings will not have a material effect on the consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Business Segments

We have three business segments: cement, aggregates and consumer products. Our business segments are managed separately along product lines. Through the cement segment we produce and sell gray portland cement as our principal product, as well as specialty cements. Through the aggregates segment we produce and sell stone, sand and gravel as our principal products, as well as expanded shale and clay aggregates. Through the consumer products segment we produce and sell ready-mix concrete as our principal product, as well as packaged concrete and related products. We account for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses, including certain operating overhead and other income items not allocated to a specific segment. Corporate includes those administrative, financial, legal, environmental, human resources and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in each segment's operation. Corporate assets consist primarily of cash and cash equivalents, short-term investments, real estate and other financial assets not identified with a business segment.

The following is a summary of operating results and certain other financial data for our business segments.

(In thousands)	2008	2007	2006
Net sales			
Cement			
Sales to external customers	$ 415,448	$ 426,037	$ 398,210
Intersegment sales	80,537	78,886	73,272
Aggregates			
Sales to external customers	248,245	238,299	224,336
Intersegment sales	45,852	35,659	31,773
Consumer products			
Sales to external customers	365,161	331,914	321,376
Intersegment sales	4,072	3,861	16,082
Eliminations	(130,461)	(118,406)	(121,127)
Total net sales	$1,028,854	$ 996,250	$ 943,922
Segment operating profit			
Cement	$ 101,498	$ 172,331	$ 110,953
Aggregates	56,092	31,251	48,339
Consumer products	11,583	9,846	10,349
Unallocated overhead and other income – net	(9,967)	(11,728)	(10,181)
Total segment operating profit	159,206	201,700	159,460
Corporate			
Selling, general and administrative expense	(33,892)	(45,194)	(39,110)
Interest	(2,505)	(14,074)	(31,155)
Loss on debt retirements and spin-off charges	—	(48)	(113,247)
Other income	3,864	8,107	15,238
Income (loss) from continuing operations before income taxes	$ 126,673	$ 150,491	$ (8,814)

(In thousands)	2008	2007	2006
Identifiable assets			
Cement	$1,041,766	$ 775,229	$ 511,944
Aggregates	209,216	209,614	168,237
Consumer products	120,063	102,916	89,342
Corporate	143,914	174,477	311,047
Total assets	$1,514,959	$1,262,236	$1,080,570
Depreciation, depletion and amortization			
Cement	$ 25,539	$ 23,131	$ 23,525
Aggregates	21,272	16,196	14,034
Consumer products	7,998	6,493	6,181
Corporate	768	536	1,215
Total depreciation, depletion and amortization	$ 55,577	$ 46,356	$ 44,955
Capital expenditures			
Cement	$ 266,530	$ 231,036	$ 88,725
Aggregates	32,437	64,437	12,837
Consumer products	12,190	19,691	7,729
Corporate	1,368	2,494	954
Total capital expenditures	$ 312,525	$ 317,658	$ 110,245
Net sales by product			
Cement	$ 388,136	$ 403,493	$ 374,322
Stone, sand and gravel	127,399	124,491	114,692
Ready-mix concrete	310,170	277,725	264,967
Other products	118,347	111,691	109,775
Delivery fees	84,802	78,850	80,166
Total net sales	$1,028,854	$ 996,250	$ 943,922

All sales were made in the United States during the periods presented with no single customer representing more than 10 percent of sales. All of our identifiable assets are located in the United States.

Cement segment operating profit in 2008 includes $3.9 million from the sale of emission credits associated with our California cement operations. In addition, cement segment operating profit in 2007 includes $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico.

Aggregates segment operating profit in 2008 includes gains of $15.2 million from sales of operating assets and real estate associated with our aggregate operations in South Louisiana and North Texas. In addition, aggregates segment operating profit in 2006 includes a gain of $24.0 million from the sale of real estate associated with our expanded shale and clay aggregate operations in south Texas.

Cement capital expenditures, including capitalized interest, incurred in connection with the expansion and modernization of our Oro Grande, California cement plant were $176.0 million in 2008, $208.4 million in 2007 and $73.2 million in 2006. In addition, cement capital expenditures, including capitalized interest, incurred in connection with the expansion of our Hunter, Texas cement plant were $71.6 million in 2008, $6.5 million in 2007 and $200,000 in 2006. Other capital expenditures incurred represent normal replacement and technological upgrades of existing equipment and acquisitions to sustain existing operations in each segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

Discontinued Operations

On July 29, 2005, we completed the spin-off of our steel segment in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral Steel Company ("Chaparral") common stock for each share of our common stock that was owned on July 20, 2005. Following the spin-off, Chaparral became an independent, public company. We have no further ownership interest in Chaparral or in any steel business, and Chaparral has no ownership interest in us. In addition, Chaparral is not a guarantor of any of our indebtedness nor are we a guarantor of any Chaparral indebtedness. Our relationship with Chaparral is now governed by a separation and distribution agreement and the ancillary agreements described in that agreement. In accordance with the terms of these agreements, we recorded a charge to retained earnings of approximately $1.0 million during 2007.

As a consequence of the spin-off we recorded a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and former credit facility and incurred $5.4 million in spin-off related charges during 2006.

Interest expense has been allocated to discontinued operations based on the amount of our consolidated debt attributable to the steel operations. The total amount of interest allocated was $5.4 million in 2006.

The following is a summary of operating results for discontinued operations through July 29, 2005.

(In thousands)	2006(a)
Net sales	$198,893
Costs and expenses	185,509
Income before income taxes	13,384
Income taxes	4,693
Income from discontinued operations	$ 8,691

(a) Includes operations through July 29, 2005.

The following is a summary of the assets and liabilities of discontinued operations as of the July 29, 2005 spin-off.

(In thousands)	July 29, 2005
Assets	
Current assets	$ 361,863
Property, plant and equipment – net	623,165
Goodwill	85,167
Other assets	16,742
Assets of discontinued operations	1,086,937
Liabilities	
Current liabilities	76,568
Long-term debt	350,000
Deferred income taxes and other credits	142,395
Liabilities of discontinued operations	568,963
	517,974
Total distribution charged to retained earnings	(517,974)
Net assets of discontinued operations	$ —

Condensed Consolidating Financial Information

On July 6, 2005, Texas Industries, Inc. (the parent company) issued $250 million principal amount of its 7.25% Senior Notes. All existing consolidated subsidiaries of the parent company are 100% owned and, excluding Chaparral and its subsidiaries, provide a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company's ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a guarantor subsidiary's ability to obtain funds from the parent company or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the parent company, all guarantor subsidiaries and all non-guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor and non-guarantor subsidiaries using the equity method of accounting.

(In thousands)	Texas Industries, Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating balance sheet at May 31, 2008					
Cash and cash equivalents	$ 34,675	$ 4,852	$ —	$ —	$ 39,527
Receivables – net	—	155,676	—	—	155,676
Intercompany receivables	232,683	18,765	—	(251,448)	—
Inventories	—	130,181	—	—	130,181
Deferred income taxes and prepaid expenses	12,821	17,577	—	—	30,398
Total current assets	280,179	327,051	—	(251,448)	355,782
Goodwill	—	60,110	—	—	60,110
Real estate and investments	6,000	53,971	—	—	59,971
Deferred charges and other	7,483	3,849	—	—	11,332
Investment in subsidiaries	924,530	—	—	(924,530)	—
Long-term intercompany receivables	50,000	—	—	(50,000)	—
Property, plant and equipment – net	—	1,027,764	—	—	1,027,764
Total assets	$1,268,192	$ 1,472,745	$ —	$(1,225,978)	$1,514,959
Accounts payable	$ 64	$ 128,433	$ —	$ —	$ 128,497
Intercompany payables	18,765	232,683	—	(251,448)	—
Accrued interest, wages and other	12,358	35,488	—	—	47,846
Current portion of long-term debt	7,500	225	—	—	7,725
Total current liabilities	38,687	396,829	—	(251,448)	184,068
Long-term debt	392,822	9,058	—	—	401,880
Long-term intercompany payables	—	50,000	—	(50,000)	—
Deferred income taxes and other credits	20,170	92,328	—	—	112,498
Shareholders' equity	816,513	924,530	—	(924,530)	816,513
Total liabilities and shareholders' equity	$1,268,192	$ 1,472,745	$ —	$(1,225,978)	$1,514,959

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands)	Texas Industries, Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating balance sheet at May 31, 2007					
Cash and cash equivalents	$ 6,095	$ 9,043	$ —	$ —	$ 15,138
Receivables – net	—	142,610	—	—	142,610
Intercompany receivables	50,296	18,761	—	(69,057)	—
Inventories	—	121,467	—	—	121,467
Deferred income taxes and prepaid expenses	3,277	14,344	—	—	17,621
Total current assets	59,668	306,225	—	(69,057)	296,836
Goodwill	—	58,395	—	—	58,395
Real estate and investments	104,980	6,434	—	—	111,414
Deferred charges and other	7,180	4,189	—	—	11,369
Investment in subsidiaries	816,831	—	—	(816,831)	—
Long-term intercompany receivables	50,000	—	—	(50,000)	—
Property, plant and equipment – net	—	784,222	—	—	784,222
Total assets	$1,038,659	$ 1,159,465	$ —	$ (935,888)	$1,262,236
Accounts payable	$ 77	$ 109,672	$ —	$ —	$ 109,749
Intercompany payables	18,761	50,296	—	(69,057)	—
Accrued interest, wages and other	10,457	47,434	—	—	57,891
Current portion of long-term debt	1,135	205	—	—	1,340
Total current liabilities	30,430	207,607	—	(69,057)	168,980
Long-term debt	265,354	9,062	—	—	274,416
Long-term intercompany payables	—	50,000	—	(50,000)	—
Deferred income taxes and other credits	14,393	75,965	—	—	90,358
Shareholders' equity	728,482	816,831	—	(816,831)	728,482
Total liabilities and shareholders' equity	$1,038,659	$ 1,159,465	$ —	$ (935,888)	$1,262,236

	Texas Industries, Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of operations for year ended May 31, 2008					
Net sales	$ —	$ 1,028,854	$ —	$ —	$1,028,854
Cost of products sold	—	835,019	—	—	835,019
Gross profit	—	193,835	—	—	193,835
Selling, general and administrative	8,663	87,557	—	—	96,220
Interest	28,159	3,500	—	(29,154)	2,505
Loss on debt retirements and spin-off charges	—	—	—	—	—
Other income	(503)	(31,060)	—	—	(31,563)
Intercompany other income	(3,500)	(25,654)	—	29,154	—
	32,819	34,343	—	—	67,162
Income (loss) before the following items	(32,819)	159,492	—	—	126,673
Income taxes (benefit)	(12,859)	52,118	—	—	39,259
	(19,960)	107,374	—	—	87,414
Income from discontinued operations – net of income taxes	—	—	—	—	—
Equity in earnings of subsidiaries	107,374	—	—	(107,374)	—
Net income	$ 87,414	$ 107,374	$ —	$ (107,374)	$ 87,414

(In thousands)	Texas Industries, Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of operations for year ended May 31, 2007					
Net sales	$ —	$996,250	$ —	$ —	$996,250
Cost of products sold	—	760,160	—	—	760,160
Gross profit	—	236,090	—	—	236,090
Selling, general and administrative	11,173	96,933	—	—	108,106
Interest	26,872	57	—	(12,855)	14,074
Loss on debt retirements and spin-off charges	48	—	—	—	48
Other income	(4,119)	(32,510)	—	—	(36,629)
Intercompany other income	(3,500)	(9,355)	—	12,855	—
	30,474	55,125	—	—	85,599
Income (loss) before the following items	(30,474)	180,965	—	—	150,491
Income taxes (benefit)	(11,293)	60,877	—	—	49,584
	(19,181)	120,088	—	—	100,907
Income from discontinued operations – net of income taxes	—	—	—	—	—
Equity in earnings of subsidiaries	120,088	—	—	(120,088)	—
Net income	$ 100,907	$120,088	$ —	$(120,088)	$ 100,907
Condensed consolidating statement of operations for year ended May 31, 2006					
Net sales	$ —	$943,922	$ —	$ —	$943,922
Cost of products sold	—	766,941	—	—	766,941
Gross profit	—	176,981	—	—	176,981
Selling, general and administrative	4,736	83,927	—	—	88,663
Interest	32,665	1,990	—	(3,500)	31,155
Loss on debt retirements and spin-off charges	113,247	—	—	—	113,247
Other income	(5,823)	(41,447)	—	—	(47,270)
Intercompany other income	(3,500)	—	—	3,500	—
	141,325	44,470	—	—	185,795
Income (loss) before the following items	(141,325)	132,511	—	—	(8,814)
Income taxes (benefit)	(49,929)	41,704	—	—	(8,225)
	(91,396)	90,807	—	—	(589)
Income from discontinued operations – net of income taxes	—	(176)	8,867	—	8,691
Equity in earnings of subsidiaries	99,498	—	—	(99,498)	—
Net income	$ 8,102	$ 90,631	$ 8,867	$ (99,498)	$ 8,102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands)	Texas Industries Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2008					
Operating activities					
Cash provided by continuing operating activities	$ (200,685)	$ 302,240	$ —	$ —	$ 101,555
Cash used by discontinued operating activities	—	—	—	—	—
Net cash provided by operating activities	(200,685)	302,240	—	—	101,555
Investing activities					
Capital expenditures – expansions	—	(247,552)	—	—	(247,552)
Capital expenditures – other	—	(64,973)	—	—	(64,973)
Cash designated for property acquisitions	—	(28,733)	—	—	(28,733)
Proceeds from asset disposals	—	34,922	—	—	34,922
Purchases of short-term investments	—	—	—	—	—
Sales of short-term investments	—	—	—	—	—
Investments in life insurance contracts	99,203	—	—	—	99,203
Intercompany investing activities	—	—	—	—	—
Other – net	—	101	—	—	101
Cash used by continuing investing activities	99,203	(306,235)	—	—	(207,032)
Cash used by discontinued investing activities	—	—	—	—	—
Net cash used by investing activities	99,203	(306,235)	—	—	(207,032)
Financing activities					
Long-term borrowings	366,000	—	—	—	366,000
Debt retirements	(232,170)	(196)	—	—	(232,366)
Debt issuance costs	(2,160)	—	—	—	(2,160)
Debt retirement costs	—	—	—	—	—
Stock option exercises	3,315	—	—	—	3,315
Excess tax benefits from stock-based compensation	3,299	—	—	—	3,299
Common dividends paid	(8,222)	—	—	—	(8,222)
Cash provided (used) by continuing financing activities	130,062	(196)	—	—	129,866
Cash provided by discontinued financing activities	—	—	—	—	—
Net cash provided (used) by financing activities	130,062	(196)	—	—	129,866
Increase (decrease) in cash and cash equivalents	28,580	(4,191)	—	—	24,389
Cash and cash equivalents at beginning of year	6,095	9,043	—	—	15,138
Cash and cash equivalents at end of year	$ 34,675	$ 4,852	$ —	$ —	$ 39,527

(In thousands)	Texas Industries Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2007					
Operating activities					
Cash provided by continuing operating activities	$ (129,957)	$ 315,915	$ —	$ —	$ 185,958
Cash used by discontinued operating activities	—	—	—	—	—
Net cash provided by operating activities	(129,957)	315,915	—	—	185,958
Investing activities					
Capital expenditures – expansions	—	(214,878)	—	—	(214,878)
Capital expenditures – other	—	(102,780)	—	—	(102,780)
Cash designated for property acquisitions	—	—	—	—	—
Proceeds from asset disposals	—	5,552	—	—	5,552
Purchases of short-term investments	(8,500)	—	—	—	(8,500)
Sales of short-term investments	59,000	—	—	—	59,000
Investments in life insurance contracts	(6,061)	—	—	—	(6,061)
Intercompany investing activities	—	—	—	—	—
Other – net	—	(336)	—	—	(336)
Cash used by continuing investing activities	44,439	(312,442)	—	—	(268,003)
Cash used by discontinued investing activities	—	—	—	—	—
Net cash used by investing activities	44,439	(312,442)	—	—	(268,003)
Financing activities					
Long-term borrowings	38,000	—	—	—	38,000
Debt retirements	(25,521)	—	—	—	(25,521)
Debt issuance costs	—	—	—	—	—
Debt retirement costs	(6)	—	—	—	(6)
Stock option exercises	6,394	—	—	—	6,394
Excess tax benefits from stock-based compensation	1,694	—	—	—	1,694
Common dividends paid	(7,517)	—	—	—	(7,517)
Cash provided (used) by continuing financing activities	13,044	—	—	—	13,044
Cash provided by discontinued financing activities	—	—	—	—	—
Net cash provided (used) by financing activities	13,044	—	—	—	13,044
Increase (decrease) in cash and cash equivalents	(72,474)	3,473	—	—	(69,001)
Cash and cash equivalents at beginning of year	78,569	5,570	—	—	84,139
Cash and cash equivalents at end of year	$ 6,095	$ 9,043	$ —	$ —	$ 15,138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands)	Texas Industries, Inc	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2006					
Operating activities					
Cash provided by continuing operating activities	$ 4,499	$ 81,783	$ —	$ 11,087	$ 97,369
Cash used by discontinued operating activities	—	—	3,309	(11,087)	(7,778)
Net cash provided by operating activities	4,499	81,783	3,309	—	89,591
Investing activities					
Capital expenditures – expansions	—	(73,384)	—	—	(73,384)
Capital expenditures – other	—	(36,861)	—	—	(36,861)
Cash designated for property acquisitions	—	—	—	—	—
Proceeds from asset disposals	—	23,107	—	—	23,107
Purchases of short-term investments	(50,500)	—	—	—	(50,500)
Sales of short-term investments	—	—	—	—	—
Investments in life insurance contracts	(4,366)	—	—	—	(4,366)
Intercompany investing activities	341,139	—	—	(341,139)	—
Other – net	—	612	—	—	612
Cash used by continuing investing activities	286,273	(86,526)	—	(341,139)	(141,392
Cash used by discontinued investing activities	—	—	(343,896)	341,139	(2,757)
Net cash used by investing activities	286,273	(86,526)	(343,896)	—	(144,149)
Financing activities					
Long-term borrowings	250,000	—	—	—	250,000
Debt retirements	(600,700)	—	—	—	(600,700)
Debt issuance costs	(7,363)	—	—	—	(7,363)
Debt retirement costs	(96,029)	—	—	—	(96,029)
Stock option exercises	7,510	—	—	—	7,510
Excess tax benefits from stock-based compensation	—	—	—	—	—
Common dividends paid	(6,908)	—	—	—	(6,908)
Cash provided (used) by continuing financing activities	(453,490)	—	—	—	(453,490)
Cash provided by discontinued financing activities	—	—	340,587	—	340,587
Net cash provided (used) by financing activities	(453,490)	—	340,587	—	(112,903)
Increase (decrease) in cash and cash equivalents	(162,718)	(4,743)	—	—	(167,461)
Cash and cash equivalents at beginning of year	241,287	10,313	—	—	251,600
Cash and cash equivalents at end of year	$ 78,569	$ 5,570	$ —	$ —	$ 84,139

Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2008	Aug.	Nov.	Feb.	May
Net sales	$263,454	$268,473	$230,535	$266,392
Gross profit	46,017	60,202	39,555	48,061
Net income (1)	17,914	29,315	14,624	25,561
Basic net income per share	.66	1.07	.53	.93
Diluted net income per share	.64	1.05	.53	.92

2007	Aug	Nov	Feb	May
Net sales	$271,652	$245,832	$216,771	$261,995
Gross profit	66,314	51,775	47,069	70,932
Net income (2)	29,431	28,652	12,713	30,111
Basic net income per share	1.23	1.19	.52	1.12
Diluted net income per share	1.12	1.09	.50	1.09

(1) During the May 2008 quarter, we sold operating assets and real estate associated with our aggregate operations in south Louisiana and north Texas for total pretax gains of $15.2 million and emission credits associated with our California cement operations for a pretax gain of $3.9 million.

(2) During the November 2006 quarter, we recorded pretax income of $19.8 million representing distributions which we received pursuant to agreements that settled a 16-year dispute over the U.S. antidumping duty order on cement imports from Mexico.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements, in fiscal year 2007 the Company changed its method of accounting for share-based compensation, certain pension and postretirement benefits and post-production mine stripping costs.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Texas Industries, Inc. and subsidiaries' internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 10, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas

July 10, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining a system of internal control over financial reporting that is designed to provide reasonable assurance, in a cost-effective manner, that financial statements are prepared in accordance with generally accepted accounting principles, assets are safeguarded and transactions occur and are recorded in accordance with management's authorization. Internal control systems over financial reporting have inherent limitations and may not prevent or detect all material misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance that the internal control objectives are met.

With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2008. The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* were used by management in its assessment. Based on the assessment, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2008.

Ernst & Young LLP, the Company's Independent Registered Public Accounting Firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. It appears immediately following this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited Texas Industries, Inc. and subsidiaries' (the Company) internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Texas Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2008, and our report dated July 10, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas

July 10, 2008

CEO AND CFO CERTIFICATIONS

The Company has included as exhibits to its Annual Report on Form 10-K for fiscal year 2008 filed with the SEC certifications by the Company's Chief Executive Officer and Chief Financial Officer of the quality of the Company's public disclosure. The Company's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certification that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

COMMON STOCK PRICES AND DIVIDENDS

The following table sets forth, for each of the fiscal quarterly periods indicated, the high and low prices per share for our common stock as reported on the New York Stock Exchange and dividends paid per share.

2008	Aug.	Nov.	Feb.	May
Stock Prices				
High	$ 93.80	$ 81.88	$ 76.62	$ 80.35
Low	67.11	64.38	45.38	49.01
Dividends paid	.075	.075	.075	.075

2007	Aug.	Nov.	Feb.	May
Stock prices				
High	$ 54.90	$ 68.80	$ 81.53	$ 88.22
Low	43.39	46.52	62.81	71.02
Dividends paid	.075	.075	.075	.075

PERFORMANCE CHART

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG TEXAS INDUSTRIES INC, THE S&P INDEX AND A PEER GROUP

During the years presented below until July 29, 2005, we had two major business segments — a cement, aggregate and concrete ("CAC") segment and a steel segment. On July 29, 2005, we spun off Chaparral Steel Company, our steel segment. The following chart compares our cumulative total shareholder return on our common stock for the five-year period ended May 31, 2008, with the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and a CAC peer group comprised of Eagle Materials, Inc., Florida Rock Industries, Inc. (until November 2007 when Florida Rock ceased trading), Martin Marietta Materials, Inc., U.S. Concrete, Inc. and Vulcan Materials Company (the "Peer Group"). These comparisons assume the investment of $100 on May 31, 2003 and the reinvestment of dividends.


450
400
350
300
250
200
150
100
50
0
DOLLARS
2003
2004
2005
2006
2007
2008
TEXAS INDUSTRIES, INC.
S&P 500
PEER GROUP

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Robert D. Rogers
Chairman of the Board

Mel G. Brekhus
President and CEO

Robert Alpert
President and Chairman of the Board — Angelholm Corp. d/b/a The Alpert Companies

D. Samuel (Sam) Coats
Business and Aviation Consultant

Gordon E. Forward
Private Investments

Keith W. Hughes
Management Consultant

Henry H. Mauz, Jr.
Admiral, U.S. Navy (Retired)

Thomas R. Ransdell
Private Investments

Ronald G. Steinhart
Retired Chairman and CEO of the Commercial Banking Group of Bank One Corporation

OFFICERS

Mel G. Brekhus
President
Chief Executive Officer

Kenneth R. Allen
Vice President, Finance
Chief Financial Officer

Frederick G. Anderson
Vice President
General Counsel and Secretary

Barry M. Bone
Vice President
Real Estate

J. Lynn Davis
Vice President
Cement

William J. Durbin
Vice President
Human Resources

Sharon M. Ellis
Treasurer

George E. Eure
Vice President
Engineering

E. Leo Faciane
Vice President
Environmental Affairs

Philip L. Gaynor
Vice President
Cement Manufacturing

Carl Gentile
Vice President
Information Services

Edwin J. Gerik
Vice President, Operations
Texas and Oklahoma Aggregates

D. Randall Jones
Vice President
Communications and Government Affairs

J. Michael Link
Vice President, Controller
Cement, Aggregate and Concrete

Stephen D. Mayfield
Vice President
Aggregates

Michael E. Perkins
Vice President
Packaged Products

Ronnie A. Pruitt
Vice President
Cement and Aggregate, Marketing and Sales

J. Barrett Reese
Vice President, Marketing
Cement, Aggregate and Concrete

James B. Rogers
Vice President
Consumer Products

Wesley E. Schlenker
Assistant Secretary

T. Lesley Vines
Vice President
Corporate Controller

SHAREHOLDER **INFORMATION**

CORPORATE OFFICE

1341 West Mockingbird Lane
Dallas, Texas 75247-6913
Telephone: 972-647-6700
Fax: 972-647-3878

WEB ADDRESS

Visit us at www.txi.com

FORM 10-K REQUESTS

Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 2008, as filed with the Securities and Exchange Commision. Email requests may be directed to investor@txi.com or written requests to Investor Relations at the Corporate Office.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
Shareholder Inquiries 800-454-8620

STOCK EXCHANGE LISTING

New York Stock Exchange
Texas Industries, Inc. Common - TXI

ANNUAL MEETING

The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Tuesday, October 21, 2008 at 9:30 a.m. at The Crescent Club located at 200 Crescent Court, 17th Floor, Dallas, Texas 75201. Proxies for this meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the company.



txi

END

1341 West Mockingbird Lane
Dallas, Texas 75247-6913